UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): April 9, 2022

DoorDash, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39759	46-2852392
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

303 2nd Street, South Tower, 8th Floor

San Francisco, California 94107

(Address of principal executive offices, including zip code)

(650) 487-3970

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value of $0.00001 per share	DASH	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

Amendment to the Share Purchase Agreement

As previously announced, on November 9, 2021, DoorDash, Inc., a Delaware corporation (“DoorDash”), Wolt Enterprises Oy, a limited liability company incorporated and existing under the laws of Finland (“Wolt”), and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”), entered into a Share Purchase Agreement (the “Original Share Purchase Agreement”), pursuant to which, subject to the terms and conditions thereof, at the closing of the transactions contemplated in the Original Share Purchase Agreement (the “Closing”), DoorDash would purchase from each Wolt securityholder entering into a joinder agreement to the Original Share Purchase Agreement all Wolt shares and all outstanding and unexercised options to subscribe for Wolt common shares that are vested as of the Closing (each, a “Vested Wolt Option”) held by such Wolt securityholders in exchange for shares of DoorDash Class A common stock.

On April 9, 2022, DoorDash, Wolt and Mikko Kuusi, as the Securityholder Representative, entered into an amendment (the “Amendment”) to the Original Share Purchase Agreement (the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”) for the purpose of amending certain terms of the Original Share Purchase Agreement, including in order to (i) revise the consideration allocation mechanics in the Original Share Purchase Agreement to accommodate the liquidation preference provisions of Wolt’s stockholders’ agreements and articles of association to the extent they would entitle a holder of Wolt preferred shares to receive a liquidation preference amount in respect of such Wolt preferred shares sold in the proposed transactions and (ii) revise the treatment of Vested Wolt Options to provide that upon the Closing, each Vested Wolt Option will automatically be cancelled and the holder thereof shall be entitled to receive either a substitute vested option to purchase DoorDash class A common stock (with respect to holders who are continuing Wolt employees) or shares of DoorDash Class A common stock (with respect to holders who are not continuing Wolt employees), in each case, on the terms and conditions set forth in the Share Purchase Agreement. The Share Purchase Agreement contemplates that Wolt’s shareholders will become parties to the Share Purchase Agreement through the execution of a joinder agreement and that certain Wolt shareholders will enter into a lockup agreement. In connection with entering into the Amendment, the parties also agreed to updated forms of the lockup agreement and joinder agreement that were attached as an exhibit to the Original Share Purchase Agreement (such forms as updated pursuant to the Amendment, the “Lockup Agreement” and the “Joinder Agreement,” respectively).

A copy of the Amendment, the Lockup Agreement and the Joinder Agreement are filed as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively, to this Form 8-K, and are hereby incorporated by reference into this Item 8.01.

Supplemental Disclosure

This Form 8-K updates, amends and supplements the prospectus (the “Prospectus”) included in the Registration Statement on Amendment No. 1 to Form S-4, File No. 333-261844, filed by DoorDash with the Securities and Exchange Commission (the “SEC”) on February 24, 2022 and declared effective by the SEC on February 28, 2022. The information contained in this Form 8-K and each of the Amendment, the Lockup Agreement and the Joinder Agreement (as attached hereto as Exhibit 2.1, Exhibit 2.2 and Exhibit 2.3, respectively), is incorporated by reference into the Prospectus and should be read in conjunction with the Prospectus and any updates, amendments or supplements thereto. The summary description of the Amendment, the Lockup Agreement and the Joinder Agreement set forth above and below are qualified in their entirety by reference to the full text of the Amendment, the Lockup Agreement and the Joinder Agreement. To the extent that information in this Form 8-K differs from or updates information contained in the Prospectus, the information in this Form 8-K shall supersede or supplement the information in the Prospectus.

Without limiting the generality of the foregoing, unless the context otherwise requires, the following defined terms used in the Prospectus and this supplemental disclosure shall be amended to have the following meanings:

•	all references to the “Share Purchase Agreement” or “Annex A” shall be deemed to refer, where applicable, to the Original Share Purchase Agreement as amended by the Amendment;

•

all references to the “Lockup Agreement” or “Annex C” shall be deemed to refer, where applicable, to the form of Lockup Agreement attached hereto as Exhibit 2.2, which shall amend and restate Annex C to the Prospectus;

•

all references to the “Joinder Agreement” or “Annex D” shall be deemed to refer, where applicable, to the form of Joinder Agreement attached hereto as Exhibit 2.3, which shall amend and restate Annex D to the Prospectus;

•	all references to terms used in this supplemental disclosure that are not otherwise defined herein shall have the meaning ascribed to such terms in the Prospectus; and

•

all terms defined in this supplemental disclosure that are used in provisions of the Prospectus (whether or not such provisions are included in this supplemental disclosure), shall have the meanings ascribed to such terms in this supplemental disclosure.

1.	The first eight paragraphs of the cover letter to the Prospectus are hereby amended, restated and supplemented to read as follows:

To Securityholders of Wolt Enterprises Oy:

As you may be aware, on November 9, 2021, Wolt Enterprises Oy (“Wolt”), DoorDash, Inc. (“DoorDash”) and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”) entered into a Share Purchase Agreement (the “Original Share Purchase Agreement”) and on April 9, 2022, Wolt, DoorDash and the Securityholder Representative entered into an amendment to the Original Share Purchase Agreement (the “Amendment”, and the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”). Pursuant to the Share Purchase Agreement, DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all shares of Wolt (including each Wolt share issued or issuable pursuant to a valid exercise of a Wolt option that is pending as of the Closing (defined below), a “Pending Exercise”) held by each Wolt securityholder who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement,” each such securityholder is referred to herein as a “Seller,” the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”).

In connection with the execution of the Original Share Purchase Agreement, Wolt shareholders who collectively owned, as of November 9, 2021, approximately 72% of the outstanding Wolt shares and approximately 64% of the fully-diluted securities of Wolt (the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the later of the effectiveness of the registration statement, of which this prospectus forms a part, or, as and to the extent required, the date on which the prospectus in Finland is approved by the Finnish Financial Supervisory Authority and disseminated in accordance with the provisions of the Finnish and European Union prospectus regulations. The Support Agreements were entered into by holders of 5% or more of Wolt shares, executive officers, directors or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Stockholders’ Agreements (as defined below). For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement—The Transaction” beginning on page 116 of this prospectus.

At the closing of the Purchase (the “Closing”), each Wolt share (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below), and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Wolt Preferred Share (as defined below) held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase

Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Wolt Preferred Share divided by the Acquiror Share Closing Trading Price (as defined in the Share Purchase Agreement and described below) (such shares issuable with respect to all Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

At the Closing, all options to subscribe for Wolt class A common shares will be cancelled and extinguished and the holders thereof will be entitled to receive the consideration, and on the terms and conditions, provided for in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, (i) the “Per Share Closing Stock Consideration” will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement), and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt Stockholders’ Agreements (as defined below) and the Wolt articles of association (the “Wolt Articles of Association”), (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the shares of DoorDash Class A common stock on the New York Stock Exchange (“NYSE”) for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the date of the Closing (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto (such number calculated pursuant to clauses (i) through (iii) is collectively referred to herein as the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate (as defined below). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Rate” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the business day ending four (4) business days prior to the date of the Closing. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

Pursuant to the Share Purchase Agreement, each Seller will agree that the consideration payable to each Wolt shareholder in connection with the Purchase (including with respect to the method of calculating the amount of consideration that each Wolt shareholder is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Wolt Stockholders’ Agreements (as defined below) or pursuant to the Wolt Articles of Association, collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, that the shares of DoorDash Class A common stock payable to such holder pursuant to the terms of the Share Purchase Agreement shall satisfy in full the Payment Rights, and that no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any Wolt shares following the Closing.

DoorDash Class A common stock is traded on the NYSE under the symbol “DASH.” On April 11, 2022, the last reported sale price of a share of DoorDash Class A common stock on the NYSE was $104.72. We urge you to obtain current market quotations for the DoorDash Class A common stock because the value of the Per Share Closing Stock Consideration will fluctuate.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement. These agreements provide that 40% of the aggregate amount of shares of DoorDash Class A common stock and the aggregate amount of shares of DoorDash Class A common stock underlying the DoorDash stock options and DoorDash restricted stock units, as applicable, that each key employee otherwise would receive on the Closing in exchange for such key employee’s Wolt shares or in substitution of such key employee’s Wolt options (collectively, the “Restricted Consideration”) will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to such key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date on which the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to such key employee’s death or “disability” or for “good reason,” then a portion of such key employee’s then-unvested Restricted Consideration will become immediately vested, subject to such key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

2.	The section of the Prospectus entitled “QUESTIONS AND ANSWERS ABOUT THE TRANSACTION” is supplemented as follows:

a.	The disclosure under the heading “Why am I receiving this prospectus?” on page 1 of the Prospectus is hereby amended and restated to read as follows:

DoorDash, Inc. (“DoorDash,” “we,” “us” or “our”) is providing this prospectus to the Wolt securityholders because DoorDash has entered into the Share Purchase Agreement, dated November 9, 2021 (the “Original Share Purchase Agreement”), which was amended on April 9, 2022 (the “Amendment,” and the Original Share Purchase Agreement, as amended by the Amendment, the “Share Purchase Agreement”), by and among Wolt Enterprises Oy (“Wolt”), DoorDash and Mikko Kuusi, as the representative of Wolt’s securityholders (such representative as may be replaced from time to time, the “Securityholder Representative”), pursuant to which DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all shares of Wolt (including each Wolt share issued or issuable pursuant to a valid Wolt option exercise that is pending as of the Closing (defined below), a “Pending Exercise”) held by each Wolt securityholder who becomes a party to the Share Purchase Agreement through the execution of a joinder agreement to the Share Purchase Agreement (a “Joinder Agreement,” each such securityholder is referred to herein as a “Seller,” the purchase of such Seller’s Wolt securities is referred to herein as the “Purchase” and the Purchase, together with the other transactions contemplated in the Share Purchase Agreement, are referred to herein as the “Transaction”). Pursuant to the registration statement on Form S-4 (this “Registration Statement”), of which this prospectus forms a part, DoorDash is registering shares of DoorDash Class A common stock issuable to Wolt securityholders upon the closing of the Purchase (the “Closing”), pursuant to the Share Purchase Agreement. Applicable requirements of the federal securities laws require DoorDash to provide you with information regarding the Transaction. This prospectus contains important information about the Transaction, the Share Purchase Agreement, and certain related matters, and you should read this prospectus carefully.

b.	The disclosure under the heading “What will Wolt securityholders receive in the Transaction?” beginning on page 2 of the Prospectus is hereby amended and restated to read as follows:

At the Closing, each Wolt share (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below), and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Wolt Preferred Share (as defined below) held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Wolt Preferred Share divided by the Acquiror Share Closing Trading Price (as defined in the Share Purchase Agreement and described below) (such shares issuable with respect to all Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. A portion of the shares of DoorDash Class A common stock, Substitute Options (as defined below) and Substitute RSUs (as defined below) received by certain key employees of Wolt in exchange of their Wolt shares or in substitution of their Wolt options will, subject to their continued employment, vest gradually over a four-year period.

At the Closing, all options to subscribe for Wolt class A common shares will be cancelled and extinguished and the holders thereof will be entitled to receive the consideration, and on the terms and conditions, provided for in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, (i) the “Per Share Closing Stock Consideration” will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration (as defined in the Share Purchase Agreement and described below) divided by the Company Security Number (as defined in the Share Purchase Agreement), and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt Stockholders’ Agreements (as defined below) and the Wolt articles of association (the “Wolt Articles of Association”), (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the shares of DoorDash Class A common stock on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the Closing Date (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto (such number calculated pursuant to clauses (i) through (iii) is collectively referred to herein as the “Total Share Consideration”). For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate (as defined below). Pursuant to the Share Purchase Agreement, the “Closing Euro Exchange Rate” means the arithmetic mean of the average of the bid and ask spot rates for conversion of U.S. dollars to euros as reported by Bloomberg L.P. on each of the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the business day ending four (4) business days prior to the date of the Closing. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

Pursuant to the Share Purchase Agreement, each Seller will agree that the consideration payable to each Wolt shareholder in connection with the Purchase (including with respect to the method of calculating the amount of consideration that each Wolt shareholder is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Wolt Stockholders’ Agreements or pursuant to the Wolt Articles of Association, collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, that the shares of DoorDash Class A common stock payable to such holder pursuant to the terms of the Share Purchase Agreement shall satisfy in full the Payment Rights, and that no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any Wolt shares following the Closing.

See the section titled “The Share Purchase Agreement—Treatment of Wolt Securities; Purchase Price Consideration and Adjustments” beginning on page 117 of the Prospectus.

c.

The disclosure under the heading “Is any portion of the consideration otherwise payable to Wolt securityholders being subject to re-vesting?” on page 3 of the Prospectus is hereby amended and restated to read as follows:

Certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement. These agreements provide that 40% of the aggregate amount of shares of DoorDash Class A common stock and the aggregate amount of shares of DoorDash Class A common stock underlying the DoorDash stock options and DoorDash restricted stock units, as applicable, that each key employee otherwise would receive on the Closing in exchange for such key employee’s Wolt shares or in substitution of such key employee’s Wolt options (collectively, the “Restricted Consideration”) will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to such key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date on which the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to such key employee’s death or “disability” or for “good reason,” then a portion of such key employee’s then-unvested Restricted Consideration will become immediately vested, subject to such key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

d.

The first paragraph of the disclosure under the heading “Is any portion of the consideration otherwise payable to Wolt securityholders being held back for the satisfaction of indemnification claims?” on page 3 of the Prospectus is hereby amended, restated and supplemented to read as follows:

Yes. In connection with the Closing, DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options (as defined below) a number of shares of DoorDash Class A common stock equal to such Seller’s and/or Wolt optionholder’s Pro Rata Indemnity Escrow Portion (as defined in the Share Purchase Agreement and described below) of the Indemnity Escrow Number (as defined below), rounded up to the nearest whole share (such shares, the “Indemnity Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the Indemnity Escrow Shares with Computershare Trust Company, or another person selected by DoorDash to serve as an escrow agent (the “Escrow Agent”), which shall be held in trust as an escrow fund (the “Indemnity Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the escrow agreement (the “Escrow Agreement”). The Indemnity Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Indemnity Escrow Portion of the Indemnity Escrow Number) shall constitute the “Indemnity Escrow Available Recourse” and the Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party (as defined below) for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the Indemnity Escrow Available Recourse are referred to herein as the “Indemnity Escrow Substitute Options” and the “Indemnity Escrow Substitute RSUs,” respectively. Pursuant to the Share Purchase Agreement, (i) the “Indemnity Escrow Number” means a number equal to 2,250,409 and (ii) the “Pro Rata Indemnity Escrow Portion” means, with respect to each Indemnifying Party (as defined below), an amount (expressed as a percentage) equal to the quotient of (x) the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party in connection with the Closing with respect to their Wolt shares and Stock-Eligible Vested Wolt Options plus the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable to such Indemnifying Party in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement), divided by (y) the sum of the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties in connection with the Closing with respect to their Wolt shares and Stock-Eligible Vested Wolt Options plus the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement).

In addition, after giving effect to the hold back and escrow of the Indemnity Escrow Shares, if the number of shares of DoorDash Class A common stock actually payable with respect to a Wolt Preferred Share in connection with the Closing has an attributed value (based on the Acquiror Share Closing Trading Price and excluding the Indemnity Escrow Shares) that is less than the Per Share Preference Amount with respect to such Wolt Preferred Share (such Wolt Preferred Shares, the “Potential Preference Eligible Wolt Preferred Shares”), then an additional escrow shall be established and DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options a number of shares equal to such Seller’s and/or Wolt optionholder’s Pro Rata Contribution Escrow Portion (as defined in the Share Purchase Agreement and described below) of the True-Up Escrow Share Number (as defined in the Share Purchase Agreement and described below), rounded up to the nearest whole share (such shares, the “True-Up Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the True-Up Escrow Shares with the Escrow Agent, which shall be held in trust as an escrow fund (the “True-Up Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the Escrow Agreement. The True-Up Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Contribution Escrow Portion of the True-Up Escrow Share Number) shall constitute the “True-Up Escrow Available Recourse” and the True-Up Escrow Available Recourse shall be available for distribution pursuant to the purchase price true-up provisions of the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the True-Up Escrow Available Recourse (if any) are referred to herein as the “True-Up Escrow Substitute Options” and the “True-Up Escrow Substitute RSUs,” respectively. If applicable, (i) the “True-Up Escrow Share Number” will equal the number of Indemnity Escrow Shares deposited into the Indemnity Escrow Fund with respect to the Potential Preference Eligible Wolt Preferred Shares and (ii) the “Pro Rata Contribution Escrow Portion” shall mean, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (x) the number of Wolt securities (excluding the Potential Preference Eligible Wolt Preferred Shares and excluding Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing) held by such Indemnifying Party as of immediately prior to the Closing (calculated on an as-converted basis), divided by (y) the number of Wolt securities (excluding the Potential Preference Eligible Preferred Stock and excluding Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing) held by all Indemnifying Parties as of immediately prior to the Closing (calculated on an as-converted basis).

3.	The section of the Prospectus entitled “SUMMARY” is supplemented as follows:

a.	The disclosure under the heading “Parties to the Share Purchase Agreement—Sellers” on page 8 of the Prospectus is hereby amended and restated to read as follows:

Wolt shareholders who execute a Joinder Agreement shall become a party to the Share Purchase Agreement as a Seller thereunder.

b.

The first three paragraphs of the disclosure under the heading “The Transaction and the Share Purchase Agreement” beginning on page 8 of the Prospectus is hereby amended and restated to read as follows:

The terms and conditions of the Transaction described below are contained in the Share Purchase Agreement, which is attached to this document as Annex A and is incorporated by reference herein in its entirety. You are encouraged to read the Share Purchase Agreement carefully, as it is the legal document that governs the Transaction.

DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all shares of Wolt (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by each Seller.

If all Wolt shareholders do not voluntarily accede to the Transaction by way of signing a Joinder Agreement within forty (40) days following the later of the effectiveness of the Registration Statement or, as and to the extent required, the date on which the Finnish Prospectus (as defined below) is approved by the Finnish Financial Supervisory Authority and disseminated in accordance with the provisions of the Prospectus Regulations (the “Registration Statement Effective Date”), Wolt and each Supporting Stockholder shall, in accordance with the provisions of the Share Purchase Agreement and within two (2) business days thereafter, commence the Drag-Along Exercise (as defined in the Share Purchase Agreement), cause the Drag-Along Exercise to remain effective through the completion of the Transaction and cause a Joinder Agreement to be executed on behalf of each Wolt shareholder that has not duly executed and delivered a binding Joinder Agreement as such person’s or entity’s agent and attorney pursuant to the amended and restated shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Majority Stockholders’ Agreement”), and the amended and restated minority shareholders’ agreement relating to Wolt, dated as of December 30, 2020, as amended from time to time (the “Wolt Minority Stockholders’ Agreement” and, together with the Wolt Majority Stockholders’ Agreement, the “Wolt Stockholders’ Agreements”). The Supporting Stockholders constitute the requisite majorities to commence the Drag-Along Exercise.

c.

The eleventh and twelfth bulleted disclosures under the heading “Conditions to the Completion of the Transaction” beginning on page 10 of the Prospectus are hereby amended, restated and supplemented to read as follows:

•

with respect to DoorDash’s obligations to complete the Transaction, (i) DoorDash shall have received Joinder Agreements from Wolt shareholders, duly executed by or on behalf of, and binding upon, each such Wolt shareholder (including by such person’s agent and attorney pursuant to the Wolt Stockholders’ Agreements and in accordance with applicable law), collectively owning all right, title and interest in and to 100% of the outstanding Wolt shares as of the Closing, calculated on a fully-diluted basis and (ii) each Wolt shareholder (including any securityholder subject to a Pending Exercise) shall have become a party to the Share Purchase Agreement;

•

with respect to DoorDash’s obligations to complete the Transaction, (i) DoorDash shall have received Joinder Agreements from Wolt shareholders (including the Supporting Stockholders) duly executed by, and binding upon, each such Wolt shareholder in its, his or her own and personal capacity (without application or enforcement of the drag-along provisions in the Wolt Stockholders’ Agreements), collectively owning all right, title and interest in and to (a) at least 95% of the outstanding Wolt shares and the votes pertaining thereto and (b) at least 95% of the sum of all outstanding Wolt shares, plus all Wolt shares issued or issuable in connection with any Pending Exercise, plus all Wolt shares issued or issuable in respect of options to subscribe for Wolt shares which the holder has purported to exercise prior to the Closing Date and the votes pertaining thereto (such securityholders specified in clauses (a) and (b), collectively, the “Supermajority Securityholders” and such Wolt shares and other Wolt securities, collectively, the “Supermajority Securities”), in each case as of the Closing, as well as, if applicable, Lockup Agreements from each of those Wolt shareholders (including the Supporting Stockholders) delivering Joinder Agreements who hold at least 1.5% of the outstanding Wolt shares (other than any person or entity who has executed a stock restriction agreement with DoorDash), in each case, such that at the Closing, DoorDash obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Finnish Companies Act (624/2006, as amended), (ii) each such Supermajority Securityholder shall have become a party to the Share Purchase Agreement and (iii) such Lockup Agreements and Joinder Agreements shall be in full force and effect and no Supermajority Securityholder shall have made any claim or commenced any litigation challenging the validity or enforceability of the Drag-Along Exercise or such Lockup Agreements or Joinder Agreements;

•

with respect to DoorDash’s obligations to complete the transaction, at the Closing, DoorDash shall acquire (i) all right, title and interest in and to the Supermajority Securities, free and clear of all liens and (ii) all right, title and interest in all of the Wolt shares (including each Wolt share issued or issuable pursuant to a Pending Exercise) that do not constitute the Supermajority Securities (the “Minority Dragged Shares”), free and clear of all liens except for liens arising from the challenge, if any, by the holders of Minority Dragged Shares of the validity of the execution of the Joinder Agreement on behalf of such holders of the Minority Dragged Shares pursuant to the Wolt Stockholders’ Agreements; and

•	with respect to DoorDash’s obligations to complete the Transaction, effective as of the Closing, all options to subscribe for Wolt shares shall have been cancelled.

d.	The first paragraph of the disclosure under the heading “The Support Agreements” on page 12 of the Prospectus is hereby amended and restated to read as follows:

In connection with the execution of the Original Share Purchase Agreement, certain of the Wolt shareholders who collectively owned, as of November 9, 2021, approximately 72% of the outstanding Wolt shares and approximately 64% of the fully-diluted securities of Wolt (the “Supporting Stockholders”) entered into support agreements (the “Support Agreements”) with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of Wolt shares, executive officers, directors or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

e.	The first two paragraphs of the disclosure under the heading “The Joinder Agreements” beginning on page 12 of the Prospectus are hereby amended and restated to read as follows:

Under the Share Purchase Agreement, each Wolt shareholder and any other Wolt securityholder subject to a Pending Exercise will be given the opportunity to execute a Joinder Agreement, pursuant to which such Wolt shareholder or securityholder, as applicable, will be added as a party to the Share Purchase Agreement as a Seller in the same manner and capacity as if such Wolt shareholder or securityholder, as applicable, was an original party to the Share Purchase Agreement. DoorDash and Wolt are each contemplated to be a party to the Joinder Agreements. Each Wolt securityholder party to the Joinder Agreements would represent and warrant, among other things, as to the number and kind of securities held by such Wolt securityholder.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Stockholders’ Agreements.

4.	The section of the Prospectus entitled “RISK FACTORS—Risks Related to the Transaction” is supplemented as follows:

a.

The disclosure in the risk factor titled “The share consideration is calculated based on a fixed number of shares of DoorDash Class A common stock (subject to certain adjustments set forth in the Share Purchase Agreement) and will not be adjusted based on DoorDash’s stock price. As a result, Wolt securityholders cannot be certain of the market value of the shares of DoorDash Class A common stock they will receive in the Purchase until the Purchase is completed.” beginning on page 24 of the Prospectus is hereby amended and restated to read as follows:

At the Closing, each Wolt share (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration, and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Wolt Preferred Share held by a Seller, if the Per Share Preference Amount with respect to such share exceeds the Per Share Reference Amount (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Wolt Preferred Share divided by the Acquiror Share Closing Trading Price (such shares issuable with respect to all Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities. A portion of the shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs received by certain key employees of Wolt in exchange of their Wolt shares or in substitution of their Wolt options will, subject to their continued employment, vest gradually over a four-year period.

At the Closing, all options to subscribe for Wolt class A common shares will be cancelled and extinguished and the holders thereof will be entitled to receive the consideration, and on the terms and conditions, provided for in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, (i) the “Per Share Closing Stock Consideration” will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration divided by the Company Security Number, and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt Stockholders’ Agreements (as defined below) and the Wolt Articles of Association, (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded

up) of the shares of DoorDash Class A common stock on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the Closing Date (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto. For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

Pursuant to the Share Purchase Agreement, each Seller will agree that the consideration payable to each Wolt shareholder in connection with the Purchase (including with respect to the method of calculating the amount of consideration that each Wolt shareholder is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Wolt Stockholders’ Agreements or pursuant to the Wolt Articles of Association, collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, that the shares of DoorDash Class A common stock payable to such holder pursuant to the terms of the Share Purchase Agreement shall satisfy in full the Payment Rights, and that no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any Wolt shares following the Closing.

The Total Share Consideration will not be adjusted for changes in the market price of DoorDash Class A common stock between the date that the Share Purchase Agreement was signed and completion of the Transaction. Changes in the market price of DoorDash Class A common stock prior to the completion of the Transaction will affect the value that Wolt securityholders will receive in the Transaction. Neither DoorDash nor Wolt is permitted to terminate the Share Purchase Agreement solely as a result of any increase or decrease in the market price of DoorDash Class A common stock.

Stock price changes may result from a variety of factors, including general market and economic conditions (such as levels inflation, general employment and wages, interest rates and currency fluctuations), changes in geopolitical conditions (such as regional or local conflicts, trade disputes or trade restrictions), changes in the values and perceptions of food delivery logistics platform stocks, stocks generally or DoorDash, Wolt or the Transaction in particular, changes in DoorDash’s business, operations and prospects, the ongoing coronavirus (COVID-19), including the recent and potential future outbreaks of novel strains of COVID-19, and actions taken to contain it, and regulatory considerations. Many of these factors are beyond DoorDash’s control.

b.

The disclosure in the risk factor titled “Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management, in addition to which employees will become subject to policies restricting their stock trading during certain time periods.” on page 28 of the Prospectus is hereby amended and restated to read as follows:

Based on the consideration anticipated to be payable to Wolt’s shareholders and holders of Stock-Eligible Vested Wolt Options pursuant to the Share Purchase Agreement, and the number of shares of DoorDash Class A common stock outstanding as of January 31, 2022, it is expected that, immediately after completion of the Transaction, former Wolt shareholders and holders of Stock-Eligible Vested Wolt Options will own approximately 9.5% of the outstanding DoorDash Class A common stock, resulting in a corresponding dilution of the total ownership of existing holders of DoorDash Class A common stock. Consequently, former Wolt shareholders will have less influence over the management and policies of DoorDash than they currently have over the management and policies of Wolt, and former Wolt Vested Optionholders (as defined below) will have less influence over the management and policies of DoorDash than they would potentially have had over the management and policies of Wolt as shareholders of Wolt, after exercising their option rights. The estimated dilution is exclusive of the DoorDash shares that will be deposited into the Indemnity Escrow Fund at

Closing as further described in the Share Purchase Agreement as well as any further dilution that would be caused as a result of exercises of the Substitute Options (which will be vested at Closing), the vesting and settlement of the Substitute RSUs or the vesting and settlement of the Retention Awards. Such anticipated dilution is based, in part, on Wolt’s current estimate of the Consideration Adjustments as well as Wolt’s other purchase price adjustment estimates, which will not be determined until the Closing and are subject to post-closing purchase price adjustments (as further described herein). Any changes in the amount of the Consideration Adjustments or Wolt’s other purchase price adjustment estimates, as compared to the estimated amounts used for purposes of the above estimate, would result in the dilution of the ownership of existing holders of DoorDash Class A common stock being proportionately decreased or increased, as applicable. In addition, Wolt employees will become subject to DoorDash policies, including an insider trading policy, which will restrict the Wolt employees’ ability to sell DoorDash Class A common stock during certain time periods.

c.

The following risk factors is hereby inserted after the risk factor titled “Wolt shareholders and Wolt Vested Optionholders will have a significantly lower ownership and voting interest in DoorDash following the Transaction than they currently have or would potentially have had in Wolt and will exercise less influence over management, in addition to which employees will become subject to policies restricting their stock trading during certain time periods.” on page 28 of the Prospectus:

Holders of Stock-Eligible Vested Wolt Options who fail to timely execute the Optionholder Acknowledgement and Waiver will not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options.

As further described in the section titled “The Share Purchase Agreement—Treatment of Wolt Securities; Purchase Price Consideration and Adjustments—Treatment of Wolt Options” of this prospectus, each holder of Stock-Eligible Vested Wolt Options will be required to execute and deliver the Optionholder Acknowledgement and Waiver (as defined below) prior to the Post-Closing Deadline (as defined in the Share Purchase Agreement) in order to receive the consideration payable pursuant to the Share Purchase Agreement with respect to such Stock-Eligible Vested Wolt Options and, if such holder fails to do so, such holder shall not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options, notwithstanding that such option shall have terminated at the Closing.

5.	The section of the Prospectus entitled “RISK FACTORS—Risks Relating to DoorDash and Wolt after Completion of the Transaction” is supplemented as follows:

a.

The disclosure in, and the title of, the risk factor titled “The shares of DoorDash Class A common stock to be received by Wolt shareholders and Wolt Vested Optionholders upon completion of the Transaction will have different rights from Wolt shares.” beginning on page 81 of the Prospectus is hereby amended and restated to read as follows:

The shares of DoorDash Class A common stock will have different rights from Wolt shares.

Upon the Closing, the Sellers holding Wolt shares and Wolt optionholders will no longer be securityholders of Wolt. Instead, the Sellers and the holders of Stock-Eligible Vested Wolt Options who have executed the Optionholder Acknowledgement and Waiver prior to the Post-Closing Deadline (as defined in the Share Purchase Agreement), will become stockholders of DoorDash and their rights as DoorDash stockholders will be governed by the terms of DoorDash’s amended and restated certificate of incorporation (the “DoorDash Certificate”) and DoorDash’s amended and restated bylaws (the “DoorDash Bylaws”). In addition, holders of Substitution-Eligible Vested Wolt Options (as defined below) and Substitution-Eligible Unvested Wolt Options (as defined below), will become holders of Substitute Options and Substitute RSUs and their rights with respect thereto will be governed by the applicable DoorDash equity incentive plan and any applicable award agreement thereunder. The terms of the DoorDash Certificate and the DoorDash Bylaws are in some respects materially different than the terms of the Wolt Articles of Association, which currently govern the rights of Wolt shareholders. For a discussion of the different rights associated with Wolt shares and shares of DoorDash Class A common stock, see the section titled “Comparison of Rights of DoorDash Stockholders and Wolt Shareholders” beginning on page 149 of this prospectus.

6.	The section of the Prospectus entitled “RISK FACTORS—Risks Relating to Wolt’s Business” is supplemented as follows:

a.

The following risk factors is hereby inserted after the risk factor titled “Wolt’s international operations subject it to additional risks that can adversely affect Wolt’s business, results of operations and financial condition.” on page 84 of the Prospectus:

The conflict between Russia and Ukraine and its impact, including the related sanctions and export controls, could adversely affect Wolt’s results of operations.

As a result of Russia’s military attack and operations in Ukraine, the European Union, the United Kingdom and the United States, among others, have developed coordinated sanctions and export-control measure packages targeting Russia. While Wolt does not operate in Russia or Ukraine, it has significant operations in countries that border Russia and Ukraine and has customers and partners from both countries. Russian military operations, as well as sanctions and export controls, may negatively impact Wolt’s operations by, for example:

•	causing Wolt to discontinue relationships with certain customers or partners;

•	limiting, or eliminating, the availability of certain products available from merchants or Wolt Market;

•	restricting Wolt’s ability to pay, or receive payment from, customers and partners using Russian financial institutions;

•	disrupting internet access, mobile connectivity or use of mobile applications;

•

increasing the costs of sanctions compliance, in particular as Wolt has a payment institution license in Finland and is obligated to act in compliance with regulatory conditions associated therewith, with a risk of monetary fines and/or suspension of licensed activities for failure to comply;

•	increasing the costs of fuel or energy, leading for instance to increased costs for couriers or Wolt’s operations; or

•	disrupting regional and global supply chains, financial markets, and economic conditions.

In the event that the conflict fails to abate, or escalates further, additional governmental sanctions and export controls may be enacted, which may, together with the conflict itself, further adversely impact the economy regionally or in a widespread manner, as well as banking and monetary systems and markets. This may further impact Wolt’s operations and its customers and partners in this region or in a widespread manner.

7.	The section of the Prospectus entitled “THE TRANSACTION” is supplemented as follows:

a.	The disclosure under the heading “Structure of the Transaction” on page 100 of the Prospectus is hereby amended and restated to read as follows:

DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all shares of Wolt (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by each Seller.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Stockholders’ Agreements. For a discussion on the process for obtaining the Joinder Agreements, see the section titled “The Share Purchase Agreement—The Transaction” beginning on page 116 of this prospectus.

b.	The disclosure under the heading “Indemnification” beginning on page 112 of the Prospectus is hereby amended and restated to read as follows:

Following the Closing, pursuant to the Share Purchase Agreement, each of the Sellers, the holders of Indemnity Escrow Substitute RSUs and the holders of Indemnity Escrow Substitute Options (collectively, the “Indemnifying Parties”) shall indemnify (on a several and not joint basis based on their pro rata portion of the aggregate purchase consideration) DoorDash and its affiliates (including Wolt) (collectively, the “Indemnified Parties”) against, and hold them harmless from, any losses, liabilities, damages, deficiencies, taxes, costs, interest, awards, judgments, settlements, penalties, fees and expenses, including reasonable and documented out-of-pocket attorneys’, consultants’, experts’ and other professionals’ fees and expenses (including in connection with investigation, defending against, prosecuting, or settling any of the foregoing) and court or arbitration costs, but excluding punitive or exemplary damages (other than as paid to a third party) (collectively, “Losses”) paid or incurred by any of the Indemnified Parties (regardless of whether or not such Losses relate to any third-party claims) directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of Wolt’s representations and warranties, (ii) any breach of Wolt’s or the Securityholder Representative’s covenants, (iii) any inaccuracy in any information set forth in the payment spreadsheets or the closing statement delivered by Wolt pursuant to the Share Purchase Agreement, (iv) any pre-closing taxes not set forth in the payment spreadsheets, (v) any claims or threatened claims by any actual or purported or former Wolt securityholder including any claims alleging violations of fiduciary duty by any current or former member of the Wolt Board or officers, (vi) any fraud committed by or on behalf of Wolt or any of its representatives in connection with the Transaction and (vii) certain other specified third-party claims set forth in a confidential schedule (such indemnifiable matters, collectively the “Wolt Related Indemnifiable Matters”).

In addition, following the Closing, each Indemnifying Party shall indemnify (on a several and not joint basis) the Indemnified Parties against, and hold them harmless from, any Losses paid or incurred by any of the Indemnified Parties directly or indirectly resulting from any of the following: (i) any breach or inaccuracy of such Indemnifying Party’s representations and warranties, (ii) any breach of such Indemnifying Party’s covenants and (iii) any fraud committed by or on behalf of such Indemnifying Party or any of its representatives in connection with the Transaction.

The Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder Representative, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse. The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

In no event will any Indemnifying Party be liable to the Indemnified Parties for Losses with respect to the Wolt Related Indemnifiable Matters in excess of such Indemnifying Party’s pro rata share of such Losses and in no event will any Indemnifying Party’s liability for indemnifiable Losses exceed such Indemnifying Party’s portion of the aggregate consideration actually received by such Indemnifying Party (except an Indemnifying Party will be liable to the Indemnified Parties for the full amount of any Losses resulting from, arising out of or related to such Indemnifying Party’s own fraud or the right of any Indemnified Party to pursue remedies under or related to any ancillary agreement against such Indemnifying Party). Payments by the Indemnifying Parties in respect of any Losses will be calculated after giving effect to any Losses recoverable by the Indemnified Parties from insurance policies (net of any (i) reasonable and documented out-of-pocket costs and expenses (including taxes) incurred by such Indemnified Party or its affiliates and its and their respective representatives in procuring such recovery; (ii) any increases in premiums or premium adjustments to the extent attributable to such recovery (applicable to any past, present or future premiums); and (iii) deductibles and other amounts incurred in connection with such recovery).

The indemnification provisions of the Share Purchase Agreement are the Indemnified Parties’ sole and exclusive remedy following the Closing arising from or relating to the Share Purchase Agreement or the Transaction, except for (i) claims under Section 8.11 of the Share Purchase Agreement, (ii) claims for specific performance or injunctive relief and (iii) claims under or related to any related agreement in connection with the Transaction; provided, however, that nothing in the Share Purchase Agreement shall limit the liability of any person or entity in connection with a claim based on fraud committed by such person or entity.

For additional information, please see the section titled “The Share Purchase Agreement—Indemnification” beginning on page 133 of this prospectus.

8.	The section of the Prospectus entitled “THE SHARE PURCHASE AGREEMENT” is supplemented as follows:

a.	The disclosure under the heading “The Transaction” beginning on page 116 of the Prospectus is hereby amended and restated to read as follows:

DoorDash has agreed, on the terms and subject to the conditions set forth in the Share Purchase Agreement, to purchase all shares of Wolt (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by each Seller.

In connection with the execution of the Original Share Purchase Agreement, the Supporting Stockholders entered into the Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of Wolt shares, executive officers, directors or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, Wolt and each Seller (including each Supporting Stockholder) will use their reasonable best efforts to cause each of the Wolt shareholders who have not yet duly executed and delivered a Joinder Agreement to DoorDash and Wolt, to duly execute and deliver a Joinder Agreement to Wolt and DoorDash as promptly as practicable following the Registration Statement Effective Date.

As a practical matter for the purposes of the implementation of the Transaction, all Wolt shareholders are expected to accede to the Share Purchase Agreement as Sellers by signing Joinder Agreements and certain other ancillary documents before the consummation of the Transaction. For each Wolt shareholder who has not voluntarily acceded to the Share Purchase Agreement by way of signing a Joinder Agreement, Wolt may, and has agreed, pursuant to the Share Purchase Agreement, to cause a Joinder Agreement and other documents necessary for transferring such shareholder’s Wolt shares to be executed on behalf of such Wolt shareholder as such person’s or entity’s agent and attorney pursuant to the Wolt Stockholders’ Agreements. Under the terms of the Wolt Stockholders’ Agreements, Wolt shareholders have tag along rights that they can exercise via a notice to join the Transaction and sell their Wolt shares to DoorDash. Pursuant to the Wolt Stockholders’ Agreements, the tag along notice is also required to be sent to the holders of Wolt options in order to provide them with an opportunity to exercise their Vested Wolt Options prior to the Closing. Exercise of the tag along right is not required for a Wolt shareholder to participate in the Purchase and such exercise of the tag along right would not change the terms and conditions under which Wolt shareholders’ shares will be transferred to DoorDash.

If all Wolt shareholders do not voluntarily accede to the Transaction by way of signing a Joinder Agreement within forty (40) days following Registration Statement Effective Date, Wolt and each Supporting Stockholder shall, in accordance with the provisions of the Share Purchase Agreement and within two (2) business days thereafter, commence the Drag-Along Exercise, cause the Drag-Along Exercise to remain effective through the completion of the Transaction and cause a Joinder Agreement to be executed on behalf of each Wolt shareholder that has not duly executed and delivered a binding Joinder Agreement as such person’s or entity’s agent and attorney pursuant the Wolt Stockholders’ Agreement. The Supporting Stockholders constitute the requisite majorities to commence the Drag-Along Exercise.

Wolt and the Supporting Stockholders will, before commencing the Drag-Along Exercise set forth in the Wolt Stockholders’ Agreements, first approach the other Wolt shareholders and seek to have as many of them as possible sign Joinder Agreements and powers of attorney as well as other necessary ancillary documentation to implement the sale to DoorDash of the Wolt shares held by such Wolt shareholders pursuant to the Share Purchase Agreement.

b.	The disclosure under the heading “Treatment of Wolt Securities; Purchase Price Consideration and Adjustments” beginning on page 117 of the Prospectus is hereby amended and restated to read as follows:

Treatment of Wolt Shares

At the Closing, each Wolt share (including each Wolt share issued or issuable pursuant to a Pending Exercise) held by a Seller will be sold to DoorDash in exchange for (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Per Share Closing Stock Consideration (as defined in the Share Purchase Agreement and described below), and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any)

from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, with respect to each Wolt Preferred Share (as defined below) held by a Seller, if the Per Share Preference Amount (as defined in the Share Purchase Agreement and described below) with respect to such share exceeds the Per Share Reference Amount (as defined in the Share Purchase Agreement and described below) (the amount of such excess, if any, the “Liquidation Preference Top-Up Amount”), then such holder will also be entitled to receive in the Purchase a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the Liquidation Preference Top-Up Amount with respect to such Wolt Preferred Share divided by the Acquiror Share Closing Trading Price (as defined in the Share Purchase Agreement and described below) (such shares issuable with respect to all Wolt Preferred Shares, if any, are referred to herein as the “Liquidation Preference Top-Up Shares”). After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

In addition, certain key employees of Wolt entered into stock restriction agreements with DoorDash prior to the execution of the Share Purchase Agreement, which agreements provide the Restricted Consideration will be subject to a four-year time-based vesting schedule as set forth in the stock restriction agreement, subject to the key employee’s continued employment with Wolt, DoorDash or one of their subsidiaries through the applicable vesting date. If, prior to the date the Restricted Consideration is fully vested, there is a change in control of Wolt or DoorDash or the key employee’s employment is involuntarily terminated without “cause,” due to the key employee’s death or “disability” or for “good reason,” then a portion of the key employee’s then-unvested Restricted Consideration will become immediately vested, subject to the key employee (or his or her estate, as applicable) timely signing and not revoking a release of claims.

Pursuant to the Share Purchase Agreement, each Seller will agree that the consideration payable to each Wolt shareholder in connection with the Purchase (including with respect to the method of calculating the amount of consideration that each Wolt shareholder is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Wolt Stockholders’ Agreements or pursuant to the Wolt Articles of Association, collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, that the shares of DoorDash Class A common stock payable to such holder pursuant to the terms of the Share Purchase Agreement shall satisfy in full the Payment Rights, and that no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any Wolt shares following the Closing.

Pursuant to the Share Purchase Agreement, (i) the “Per Share Closing Stock Consideration” will equal a number of shares of DoorDash Class A common stock equal to the Total Share Consideration divided by the Company Security Number, and a portion of the Per Share Closing Stock Consideration will be subject to the holdback and escrow provisions of the Share Purchase Agreement, (ii) “Wolt Preferred Shares” means, collectively, the Wolt class B preferred shares, class C preferred shares, class D preferred shares, class E preferred shares, class F preferred shares and class G preferred shares, (iii) the “Per Share Preference Amount” means an amount specified by Wolt as the liquidation preference to which an applicable Wolt Preferred Share is entitled in connection with the Purchase pursuant to the Wolt Stockholders’ Agreements (as defined below) and the Wolt Articles of Association, (iv) the “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the shares of DoorDash Class A common stock on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the Closing Date (as converted into euros pursuant to the Share Purchase Agreement) and (v) the “Per Share Reference Amount” means an amount equal to the Per Share Closing Stock Consideration multiplied by the Acquiror Share Closing Trading Price.

The Share Purchase Agreement provides that the Total Share Consideration will equal a number of shares of DoorDash Class A common stock equal to (i) 39,382,172, plus or minus, as applicable, (ii) a positive or negative number of shares (determined in the manner described below) based on the amount of Wolt’s cash and cash equivalents, transaction expenses, taxes, indebtedness and debt-like items, net working capital and aggregate option exercise prices for outstanding Wolt options (the “Consideration Adjustments”) and minus (iii) the aggregate number of Liquidation Preference Top-Up Shares issuable to the holders of Wolt Preferred Shares in connection with the Purchase, including all shares to be deposited into the escrow funds with respect thereto. For purposes of adjusting the Total Share Consideration, the Consideration Adjustments will be calculated in euros and converted into shares based on a per share price of DoorDash Class A common stock of U.S. $206.4513 converted from U.S. dollars into euros using the Closing Euro Exchange Rate. Further, the amount of any tax receivables (which have been confirmed by the Finnish Tax Administration as refundable or creditable to Wolt) of value-added taxes arising with respect to Wolt’s transaction costs will be taken into account when computing the amount of the Consideration Adjustments and hence also the amount of the Per Share Closing Stock Consideration.

Treatment of Wolt Options

At the Closing, each option to subscribe for Wolt class A common shares that is outstanding and unexercised as of immediately prior to the Closing (each, a “Wolt Option”) shall be treated as follows:

At the Closing, each in-the-money outstanding and unexercised vested option to subscribe for Wolt class A common shares (each, a “Vested Wolt Option,” and holders of Vested Wolt Options, “Wolt Vested Optionholders”) that is held by an optionholder who remains an employee of Wolt or its subsidiaries as of immediately following the Closing (each, a “Substitution-Eligible Vested Wolt Option”) will be cancelled and extinguished and DoorDash will grant to the holder thereof in substitution of such Substitution-Eligible Vested Wolt Option, subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder, an option to purchase shares of DoorDash Class A common stock (each, a “Substitute Option”) such that (i) the number of shares of DoorDash Class A common stock issuable pursuant to such Substitute Option will equal the number of Wolt shares that were issuable upon the exercise of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing, multiplied by the Per Share Closing Stock Consideration, with any resulting fractional share rounded up to the nearest whole share; and (ii) the exercise price per share of DoorDash Class A common stock issuable upon the exercise of the Substitute Option will equal the exercise price per share of such Substitution-Eligible Vested Wolt Option as of immediately prior to the Closing divided by the Per Share Closing Stock Consideration, which exercise price will be subject to a one-time conversion from euros to U.S. dollars based on the exchange ratio provided in the Amendment, rounded up to the nearest whole cent. Each Substitute Option will be vested and exercisable for the remainder of the exercise period applicable to the related Substitution-Eligible Vested Wolt Option except that: (w) with respect to any Substitute Options held by the Finnish tax residents, no portion of the Substitute Option will be exercisable until the one-year anniversary of the date the related Substitution-Eligible Vested Wolt Option was granted by Wolt; (x) a portion of the Substitute Options constituting the Indemnity Escrow Substitute Options will be subject to restrictions on exercise and cancellation in relation to the post-closing purchase price adjustment, escrow and indemnification provisions of the Share Purchase Agreement and will only become exercisable (if at all) when released from such restrictions; (y) a portion Substitute Options constituting the True-Up Escrow Substitute Options (if any) will be subject to restrictions on exercise and cancellation in relation to certain post-closing purchase price adjustment provisions of the Share Purchase Agreement and will only become exercisable (if at all) when released from such restrictions; and (z) upon the termination of such employee’s status as a service provider to DoorDash, the then-outstanding portion of the Substitute Option will be exercisable for three (3) months following the termination date, subject to certain extensions provided in the Share Purchase Agreement. In addition to the Substitute Option issuable in connection with the Closing, if any shares of DoorDash Class A common stock are issuable following the Closing in connection with the post-closing purchase price adjustments provided for in the Share Purchase Agreement, a holder of Substitution-Eligible Vested Wolt Options as of immediately prior to the Closing who continues to be an employee of DoorDash or its Subsidiaries at the time that such additional shares of DoorDash Class A common stock become issuable will be entitled to receive an additional Substitute Option reflecting such holder’s pro rata portion thereof as provided in the Share Purchase Agreement, which option will have an exercise price of $0.01 per share and would be required to be exercised prior to December 31 in the calendar year in which it was granted.

At the Closing, each Vested Wolt Option that is not a Substitution-Eligible Vested Wolt Option (each, a “Stock-Eligible Vested Wolt Option”) will be cancelled and extinguished and the holder thereof will be entitled to receive, subject to the execution and delivery to DoorDash of an Optionholder Acknowledgement and Waiver no later than the Post-Closing Deadline, the following: (i) a number of shares of DoorDash Class A common stock (subject to reduction for the shares to be deposited into the escrow funds established in connection with the Closing) equal to the product of (x) the number of Wolt shares issuable with respect to such Stock-Eligible Vested Wolt Option as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Stock-Eligible Vested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock, and (ii) the right to receive a portion of the shares of DoorDash Class A common stock released for payment with respect to such share (if any) from the escrow funds established in connection with the Purchase as set forth in the Share Purchase Agreement as well as a portion of any shares of DoorDash Class A common stock issuable following the Closing in connection with the post-closing purchase price adjustments pursuant to the Share Purchase Agreement, in each case, at the time and in the manner contemplated in the Share Purchase Agreement.

At the Closing, each unvested Wolt Option (each, an “Unvested Wolt Option”) held by an optionholder who remains an employee of Wolt as of immediately following the Closing (a “Substitution-Eligible Unvested Wolt Option”), will be cancelled and extinguished and DoorDash will grant to such holder an award of restricted stock units covering shares of DoorDash Class A common stock (a “Substitute RSU”) subject to the terms and conditions of the applicable DoorDash equity incentive plan and any applicable award agreement thereunder such (1) that each Substitute RSU grant shall cover that number of shares of DoorDash Class A common stock equal to the product of (x) the number of shares of Wolt shares with respect to which such Substitution-Eligible Unvested Wolt Option was unvested as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the per share exercise price of such Substitution-Eligible Unvested Wolt Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole share of DoorDash Class A common stock. Each Substitute RSU shall commence vesting as provided in the Share Purchase Agreement, subject to the holder’s continued employment with DoorDash, Wolt or one of their Subsidiaries, except that (a) a portion of the Substitute RSUs constituting the Indemnity Escrow Substitute RSUs shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the Share Purchase Agreement and will only vest and settle (if at all) after released from such restrictions, in each case, at the time and in the manner contemplated in the Share Purchase Agreement and (b) a portion of the Substitute RSUs constituting the True-Up Escrow Substitute RSUs shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the Share Purchase Agreement and will only vest and settle (if at all) after released from such restrictions, in each case, at the time and in the manner contemplated in the Share Purchase Agreement. In addition, if any shares of DoorDash Class A common stock are issuable following the Closing in connection with the post-closing purchase price adjustments provided for in the Share Purchase Agreement, a holder of Substitution-Eligible Unvested Wolt Options as of immediately prior to the Closing who continues to be an employee of DoorDash or its Subsidiaries at the time that such additional shares of DoorDash Class A common stock become issuable will be entitled to receive an additional Substitute RSU reflecting such holder’s pro rata portion thereof as provided in the Share Purchase Agreement.

Pursuant to the Share Purchase Agreement, prior to the Closing, Wolt shall take, and the Sellers shall cause Wolt to take, all actions necessary or advisable to effect the cancellation of the Wolt Options as of the Closing and to otherwise effect the treatment of the Wolt Options provided in the Share Purchase Agreement. In addition, the Share Purchase Agreement requires Wolt to deliver a notice to the holders of Wolt Options summarizing, among other things and subject to certain exceptions specified in the Share Purchase Agreement, the treatment of the Wolt Options pursuant to the Share Purchase Agreement and Wolt shall request each holder of Wolt Options to execute and deliver an acknowledgement and waiver acknowledging and confirming the cancellation of such holder’s Wolt Options as provided in the Share Purchase Agreement, agreeing to a waiver similar to the waivers provided for in the Joinder Agreement and informing the optionholder of their right to exercise their vested and exercisable Wolt Options until the end of a subscription period determined by the Wolt Board as set forth in the Share Purchase Agreement (the “Optionholder Acknowledgement and Waiver”). The Share Purchase Agreement provides that, effective automatically upon the execution of Joinder Agreements by the requisite majority of Wolt shareholders provided under the Wolt Stockholders’ Agreements, that the Wolt Stockholders’ Agreements shall automatically be amended to provide that such notice to optionholders shall satisfy (and that Wolt will not be required to provide such optionholders further notices under) certain provisions of the Wolt Stockholders’ Agreements, except with respect to Wolt shareholders who were a party to a Wolt Stockholders’ Agreement prior to such amendment. While the holders of Stock-Eligible Vested Wolt Options will not be required to sign a Joinder Agreement in connection with the Purchase, each holder of Stock-Eligible Vested Wolt Option will be required to execute and deliver the Optionholder Acknowledgement and Waiver prior to the Post-Closing Deadline in order to receive the consideration payable pursuant to the Share Purchase Agreement with respect to such Stock-Eligible Vested Wolt Option and, if such holder fails to do so, such holder shall not be entitled to receive any consideration with respect to such Stock-Eligible Vested Wolt Options, notwithstanding that such option shall have terminated at the Closing. The delivery of an executed Optionholder Acknowledgment and Waiver is not a condition to the holders of Substitution-Eligible Vested Wolt Options or Substitution-Eligible Unvested Wolt Options receiving Substitute Options and Substitute RSUs as provided in the Share Purchase Agreement, as applicable, but such Substitute Options and Substitute RSUs will be subject to the terms and conditions of the applicable DoorDash equity incentive plan and applicable award agreement with respect thereto.

DoorDash expects to file a registration statement on Form S-8 under the Securities Act to register shares of DoorDash Class A common stock issuable with respect to the Substitute Options. However, the shares of DoorDash Class A common stock issuable with respect to Stock-Eligible Vested Wolt Options will continue to be registered on this Registration Statement, of which this prospectus forms a part.

Closing and Post-Closing Purchase Price Adjustments

Pursuant to the Share Purchase Agreement, prior to the Closing Date, Wolt will deliver to DoorDash an estimate of the Consideration Adjustments, including, among other things, an estimate of the Total Closing Adjustment Amount (as defined in the Share Purchase Agreement) and the other consideration components used to calculate the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs to be issued in connection with the Closing (the “Wolt Closing Statement”). Following a review period by DoorDash and after reflecting any updates to such estimated consideration components, Wolt will deliver a final Wolt Closing Statement, which will include, among other things, Wolt’s final estimate of the Total Closing Adjustment Amount and will be used for purposes of calculating the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs to be issued by DoorDash in connection with the Closing (such final estimate of the Total Consideration Adjustment Amount is referred to herein as the “Estimated Total Consideration Adjustment Amount”). Following the Closing, DoorDash will deliver to the Securityholder Representative a statement setting forth DoorDash’s calculation of the Total Closing Adjustment Amount. Any disagreement between DoorDash and the Securityholder Representative regarding the calculation of the Total Consideration Adjustment Amount will be resolved by a nationally recognized independent accounting firm, reasonably acceptable to DoorDash and Securityholder Representative.

Following such purchase price true-up process, to the extent Wolt’s Estimated Total Consideration Adjustment Amount resulted in an overstatement of the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs issuable by DoorDash in connection with the Closing, DoorDash will be entitled to recover such overstated amount from the Indemnity Escrow Available Recourse. If any Sellers holding Wolt Preferred Shares received Liquidation Preference Top-Up Shares in connection with the Closing, the True-Up Escrow Available Recourse will be available to compensate such holders of Wolt Preferred Shares to the extent such purchase price true-up adjustment resulted in a reduction to their pro rata portion of the shares held in the Indemnity Escrow Fund (as compared to what their pro rata portion of the shares held in the Indemnity Escrow Fund would have been if such post-closing adjustments had been made at the time of Closing).

Alternatively, to the extent Wolt’s Estimated Total Consideration Adjustment Amount results in an understatement of the number of shares of DoorDash Class A common stock, Substitute Options and Substitute RSUs issuable by DoorDash in connection with the Closing, DoorDash will issue an additional number of shares, Substitute Options and Substitute RSUs to the Wolt securityholders equal to such understated amount, which will be allocated among the Wolt securityholders pursuant to the allocation principles provided in the Share Purchase Agreement.

The Share Purchase Agreement provides that, after giving effect to the post-closing purchase price true-up payments contemplated in the Share Purchase Agreement, under certain circumstances and subject to certain limitations provided in the Share Purchase Agreement, DoorDash and the Securityholder Representative shall make such adjustments to the allocation, distribution, transfer and cancellation of the amounts held in the True-Up Escrow Fund or that otherwise constitute a portion of the True-Up Escrow Available Recourse (and shall be entitled, upon the mutual written agreement of DoorDash and the Securityholder Representative, to adjust the allocation, distribution, transfer and cancellation of the amounts held in the Indemnity Escrow Fund or that otherwise constitute a portion of the Indemnity Escrow Available Recourse), in each case, as they may determine to be required in their respective reasonable discretion to ensure the applicable Sellers holding Wolt Preferred Shares receive the Liquidation Preference Top-Up Shares in full and the remainder of consideration is distributed or released, as applicable, from the True-Up Escrow Available Recourse and the Indemnity Escrow Available Recourse so that all holders of Wolt securities receive an economic benefit therefrom that in each case is based on the distribution of proceeds set forth in the Wolt Stockholders’ Agreements and the Wolt Articles of Association.

The consideration issuable in the transaction is subject to several adjustments, many of which will not be known until the Closing. While the date of the Closing has not yet been determined, set forth below is Wolt’s preliminary estimate of the Per Share Closing Stock Consideration and certain related estimates. These estimates are based on several estimates and assumptions, including (among others) that the Closing would occur during the first half of calendar year 2022, Wolt’s current estimate of the Consideration Adjustments (including a preliminary forecast of Wolt’s closing balance sheet), the estimated number of Wolt securities anticipated to be outstanding as of the Closing, that no Liquidation Preference Top-Up Shares will be issuable in connection with the Purchase and that none of the DoorDash shares, options or restricted stock units issuable in connection with the Closing will need to be withheld or escrowed as True-Up Escrow Shares, True-Up Escrow Substitute Options or True-Up Escrow Substitute RSUs. Subject to the foregoing, Wolt currently estimates that the Per Share Closing Stock Consideration (after reduction for the Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow RSUs) would equal approximately 0.059. Based on the amount of such estimated Per Share Closing Stock Consideration, Wolt estimates (i) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a Seller holding approximately 17 to 18 Wolt Shares at the time of Closing, and (ii) that a

Substitute Option to purchase one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing to a holder of Substitution-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 18 Wolt Shares. The number of shares of DoorDash Class A common stock issuable with respect to Stock-Eligible Vested Wolt Options and the number of Substitute RSUs that will be granted with respect to Substitution-Eligible Unvested Wolt Options will depend, in part, on the exercise price payable upon the exercise of such Wolt option. Based on the above estimate of the Per Share Closing Stock Consideration and the range of exercise prices applicable to the Stock-Eligible Vested Wolt Options and Substitution-Eligible Unvested Wolt Options that are outstanding on the date hereof, Wolt estimates (a) that one (1) share of DoorDash Class A common stock would be issuable in connection with the Closing with respect to Stock-Eligible Vested Wolt Options entitling such holder to subscribe for approximately 17 to 20 Wolt Shares and (b) that a Substitute RSU to receive one (1) share of DoorDash Class A common stock would be issuable with respect to a Substitution-Eligible Unvested Wolt Option entitling such holder to subscribe for approximately 17 to 20 Wolt Shares. Such estimates do not include the portion of the Indemnity Escrow Shares, Indemnity Escrow Substitute Options or Indemnity Escrow Substitute RSUs, which will be subject to the escrow, forfeiture and cancellation terms set forth in the Share Purchase Agreement as described further below. The actual amount of the Per Share Closing Stock Consideration and the related amounts estimated above will not be determined until the Closing, and any changes in the estimates or assumptions described above as compared to the actual amounts used to calculate the Consideration Adjustments and the other adjustments to the consideration payable in the Purchase would result in a decrease or increase, as applicable, to the Per Share Closing Stock Consideration. Without limiting the foregoing, if any Liquidation Preference Top-Up Shares are issuable pursuant to the Share Purchase Agreement, such shares will reduce the Total Share Consideration, which will reduce the Per Share Closing Stock Consideration.

DoorDash Class A common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “DASH.” On April 11, 2022, the last reported sale price of a share of DoorDash Class A common stock on the NYSE was $104.72. We urge you to obtain current market quotations for the DoorDash Class A common stock because the value of the Per Share Closing Stock Consideration will fluctuate.

c.	The disclosure under the heading “Escrow Fund; Indemnity Escrow Available Recourse” beginning on page 118 of the Prospectus is hereby amended and restated to read as follows:

In connection with the Closing, DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options a number of shares of DoorDash Class A common stock equal to such Seller’s and/or Wolt optionholder’s Pro Rata Indemnity Escrow Portion (as defined in the Share Purchase Agreement and described below) of the Indemnity Escrow Number (as defined below), rounded up to the nearest whole share (such shares, the “Indemnity Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the Indemnity Escrow Shares with Computershare Trust Company, or another person selected by DoorDash to serve as an escrow agent (the “Escrow Agent”), which shall be held in trust as an escrow fund (the “Indemnity Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the escrow agreement (the “Escrow Agreement”). The Indemnity Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Indemnity Escrow Portion of the Indemnity Escrow Number) shall constitute the “Indemnity Escrow Available Recourse” and the Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the Indemnity Escrow Available Recourse are referred to herein as the “Indemnity Escrow Substitute Options” and the “Indemnity Escrow Substitute RSUs,” respectively. Pursuant to the Share Purchase Agreement, (i) the “Indemnity Escrow Number” means a number equal to 2,250,409 and (ii) the “Pro Rata Indemnity Escrow Portion” means, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (x) the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party in connection with the Closing with respect to their Wolt shares and Stock-Eligible Vested Wolt Options plus the aggregate number of shares of DoorDash Class A common stock issuable to such Indemnifying Party upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable to such Indemnifying Party in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement), divided by (y) the sum of the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties in connection with the Closing with respect to their Wolt shares and Stock-Eligible Vested Wolt Options plus the aggregate number of shares of DoorDash Class A common stock issuable to all Indemnifying Parties upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable in connection with the Closing (in each case, prior to giving effect to the reduction of such amounts for the escrow amounts contemplated pursuant to the Share Purchase Agreement).

In addition, after giving effect to the hold back and escrow of the Indemnity Escrow Shares, if the number of shares of DoorDash Class A common stock actually payable with respect to a Wolt Preferred Share in connection with the Closing has an attributed value (based on the Acquiror Share Closing Trading Price and excluding the Indemnity Escrow Shares) that is less than the Per Share Preference Amount with respect to such Wolt Preferred Share (such Wolt Preferred Shares, the “Potential Preference Eligible Wolt Preferred Shares”), then an additional escrow shall be established and DoorDash will hold back from the shares of DoorDash Class A common stock otherwise payable to the Sellers and the holders of Stock-Eligible Vested Wolt Options a number of shares equal to such Seller’s and/or Wolt optionholder’s Pro Rata Contribution Escrow Portion (as defined in the Share Purchase Agreement and described below) of the True-Up Escrow Share Number (as defined in the Share Purchase Agreement and described below), rounded up to the nearest whole share (such shares, the “True-Up Escrow Shares”). As soon as reasonably practicable after the Closing, DoorDash will deposit the True-Up Escrow Shares with the Escrow Agent, which shall be held in trust as an escrow fund (the “True-Up Escrow Fund”) in accordance with the terms of the Share Purchase Agreement and the Escrow Agreement. The True-Up Escrow Shares, together with a portion of the Substitute Options and Substitute RSUs issuable in connection with the Closing (which portion will be based on each Wolt optionholder’s Pro Rata Contribution Escrow Portion of the True-Up Escrow Share Number) shall constitute the “True-Up Escrow Available Recourse” and the True-Up Escrow Available Recourse shall be available for distribution pursuant to the purchase price true-up provisions of the Share Purchase Agreement. The Substitute Options and Substitute RSUs included in the True-Up Escrow Available Recourse (if any) are referred to herein as the “True-Up Escrow Substitute Options” and the “True-Up Escrow Substitute RSUs,” respectively. If applicable, (i) the “True-Up Escrow Share Number” will equal the number of Indemnity Escrow Shares deposited into the Indemnity Escrow Fund with respect to the Potential Preference Eligible Wolt Preferred Shares and (ii) the “Pro Rata Contribution Escrow Portion” shall mean, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (x) the number of Wolt securities (excluding the Potential Preference Eligible Wolt Preferred Shares and excluding Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing) held by such Indemnifying Party as of immediately prior to the Closing (calculated on an as-converted basis), divided by (y) the number of Wolt securities (excluding the Potential Preference Eligible Preferred Stock and excluding Wolt Preferred Shares entitled to receive Liquidation Preference Top-Up Shares in connection with the Closing) held by all Indemnifying Parties as of immediately prior to the Closing (calculated on an as-converted basis).

On or prior to the date that is three (3) business days after the date that is fifteen (15) months following the Closing Date (the “Expiration Date”), DoorDash and the Securityholder Representative shall cause to be released or removed, as applicable from the Indemnity Escrow Available Recourse that number of Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs (starting (i) first, with Indemnity Escrow Shares in reverse chronological order of latest vesting, (ii) second, with Indemnity Escrow Substitute RSUs in reverse chronological order of latest to satisfy time-based vesting requirements under Section 1.1(h)(ii) of the Share Purchase Agreement, (iii) third, with Indemnity Escrow Substitute Options and (iv) fourth, with Indemnity Escrow Shares which are not subject to vesting), in each case, having an aggregate value equal to (x) the aggregate amount then-remaining in the Indemnity Escrow Available Recourse, less (y) such aggregate amount of Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs as is reasonably necessary (with each Indemnity Escrow Share and Indemnity Escrow Substitute RSU being valued at the Acquiror Share Deemed Value (as defined in the Share Purchase Agreement) and each Indemnity Escrow Substitute Option being valued at the Acquiror Share Deemed Value minus the amount of the exercise price of such Indemnity Escrow Substitute Option)) to satisfy any then-unsatisfied claims specified in a valid claim notice delivered in good faith to the Securityholder Representative on or prior to the Expiration Date (the amount to be released or removed, as applicable, the “Initial Indemnity Escrow Release Amount”) and shall, in respect of each of the Indemnifying Parties, transfer to (in the case of DoorDash Class A common stock), or cancel the escrow-related restrictions on exercise of (in the case of the Substitute Options) or cancel the escrow-related vesting terms of (in the case of Substitute RSUs) the Initial Indemnity Escrow Release Amount in accordance with his, her, or its pro rata portion. DoorDash and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund the portion of the Initial Indemnity Escrow Release Amount comprised of Indemnity Escrow Shares.

Upon the resolution of all pending indemnification claims for which a portion of the Indemnity Escrow Available Recourse was withheld (and after any distributions from the Indemnity Escrow Available Recourse to the Indemnified Parties), DoorDash and the Securityholder Representative shall cause to be released (in the case of DoorDash Class A common stock) or removed (in the case of Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs) from the Indemnity Escrow Available Recourse all then remaining amounts in the Indemnity Escrow Fund (the “Final Indemnity Escrow Release Amount”), and cause DoorDash Class A common stock to be transferred to the Indemnifying Parties, or cause the escrow-related restrictions on exercise (in the case of the then remaining Indemnity Escrow Substitute Options) and the escrow-related vesting terms (in the case of the then remaining Indemnity Escrow Substitute RSUs) to be cancelled in accordance with each Indemnifying Parties’ Pro Rata Indemnity Escrow Portion.

d.	The disclosure under the heading “Fractional Shares” on page 119 of the Prospectus is hereby amended and restated to read as follows:

No fractional shares will be issued in the Purchase. Instead, the shares issuable to each Seller shall be aggregated on a Seller-by-Seller basis, and the number of shares of DoorDash Class A common stock to be issued to each Seller in exchange for the Wolt shares held by such Seller shall be rounded up to the nearest whole number. After the Closing, each Seller will own shares of DoorDash Class A common stock and will no longer own Wolt securities.

e.

The tenth, eleventh and twelfth bulleted disclosures under the heading “Conditions to Completion of the Transaction” beginning on page 130 of the Prospectus are hereby amended, restated and supplemented to read as follows:

•

(i) DoorDash shall have received Joinder Agreements from Wolt shareholders (including the Supporting Stockholders) duly executed by, and binding upon, each such Wolt shareholder in its, his or her own and personal capacity (without application or enforcement of the drag-along provisions in the Wolt Stockholders’ Agreements), collectively owning all right, title and interest in and to the Supermajority Securities, in each case as of the Closing, as well as, if applicable, Lockup Agreements from each of those Wolt shareholders (including the Supporting Stockholders) delivering Joinder Agreements who hold at least 1.5% of the outstanding Wolt shares (other than any person or entity who has executed a stock restriction agreement with DoorDash), in each case, such that at the Closing, DoorDash obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Finnish Companies Act (624/2006, as amended, (ii) each such Supermajority Securityholder shall have become a party to the Share Purchase Agreement and (iii) such Lockup Agreements and Joinder Agreements shall be in full force and effect and no Supermajority Securityholder shall have made any claim or commenced any litigation challenging the validity or enforceability of the Drag-Along Exercise or such Lockup Agreements or Joinder Agreements;

•

(i) DoorDash shall have received Joinder Agreements from Wolt shareholders, duly executed by or on behalf of, and binding upon, each such Wolt shareholder (including by such person’s agent and attorney pursuant to the Wolt Stockholders’ Agreements and in accordance with applicable law), collectively owning all right, title and interest in and to 100% of the outstanding Wolt shares as of the Closing, calculated on a fully-diluted basis and (ii) each Wolt shareholder (including any securityholder subject to a Pending Exercise) shall have become a party to the Share Purchase Agreement;

•

at the Closing, DoorDash shall acquire (i) all right, title and interest in and to the Supermajority Securities, free and clear of all liens and (ii) all right, title and interest in all of the Minority Dragged Shares, free and clear of all liens except for liens arising from the challenge, if any, by the holders of Minority Dragged Shares of the validity of the execution of the Joinder Agreement on behalf of such holders of the Minority Dragged Shares pursuant to the Wolt Stockholders’ Agreements;

•	effective as of the Closing, all options to subscribe for Wolt shares shall have been cancelled;

f.	The third paragraph of the disclosure under the heading “Indemnification” beginning on page 133 of the Prospectus is hereby amended and restated to read as follows:

The Indemnity Escrow Available Recourse shall be available to compensate the Indemnified Parties for any claims by such Indemnified Party for any losses suffered or incurred by them and for which they are entitled to recovery under the Share Purchase Agreement. The Indemnifying Parties will not be required to make any indemnification payments for any inaccuracy or breach of the representations and warranties of Wolt until (i) the Losses for any particular loss (and any related indemnifiable losses arising from the same or substantially similar underlying facts, circumstances, or claims) exceeds €750,000 and (ii) the total amount of all Losses that have been directly or indirectly suffered or incurred by any one or more of the Indemnified Parties as a result of any inaccuracy in or breach of any of the representations and warranties of Wolt or any breach of any covenant by Wolt or the Securityholder Representative, in the aggregate, exceeds €25 million in the aggregate; provided, however, that the aforementioned requirements set forth in clauses (i) and (ii) to make any indemnification payments will not apply to breaches of fundamental representations or warranties of Wolt or any fraud by Wolt. Indemnification claims for losses directly or indirectly resulting from the matters set forth in a certain confidential schedule shall be limited, in the aggregate to €200 million from the Indemnity Escrow Available Recourse. The sole recourse of the Indemnified Parties for indemnification claims for breach of the Wolt representations and warranties will be the Indemnity Escrow Available Recourse; provided, however, that the aforementioned limitation will not apply to breaches of fundamental representations or warranties or any fraud by Wolt.

9.	The section of the Prospectus entitled “ANCILLARY AGREEMENTS” is supplemented as follows:

a.	The second paragraph of the disclosure under the heading “The Support Agreements” on page 138 of the Prospectus is hereby amended and restated to read as follows:

In connection with the execution of the Original Share Purchase Agreement, the Supporting Stockholders entered into the Support Agreements with DoorDash, pursuant to which each Supporting Stockholder agreed to sell their Wolt shares to DoorDash in accordance with the terms of the Support Agreements and enter into the Share Purchase Agreement as a Seller thereunder, and be bound by the obligations set forth therein through the execution of a Joinder Agreement, within seventy-two (72) hours following the Registration Statement Effective Date. The Support Agreements were entered into by holders of 5% or more of Wolt shares, executive officers, directors or founders of Wolt. In connection with DoorDash, Wolt and the Securityholder Representative entering into the Amendment, each Supporting Stockholder entered into an acknowledgement agreement with respect to the amendment of the Share Purchase Agreement.

b.	The disclosures under the heading “The Joinder Agreements” on page 139 of the Prospectus are hereby amended and restated to read as follows:

The following section summarizes material provisions of the Joinder Agreements, the form of which is included in this prospectus as Annex D, which form is incorporated by reference herein in its entirety, and qualifies the following summary in its entirety. Under the Share Purchase Agreement, each Wolt shareholder and any other Wolt securityholder subject to a Pending Exercise will be given the opportunity to execute a Joinder Agreement, pursuant to which such Wolt shareholder or securityholder, as applicable, will be added as a party to the Share Purchase Agreement as a Seller in the same manner and capacity as if such Wolt shareholder or securityholder, as applicable, was an original party to the Share Purchase Agreement. DoorDash and Wolt are each contemplated to be a party to the Joinder Agreements. Each Wolt securityholder party to the Joinder Agreements would represent and warrant, among other things, as to the number and kind of securities held by such Wolt securityholder.

Additionally, each party to the Joinder Agreements will agree and acknowledge that, if a Wolt shareholder becomes a party to the Share Purchase Agreement solely as a result of the Drag-Along Exercise, then such Wolt shareholder will not be considered to have made any representation or warranty in the Joinder Agreements or the Share Purchase Agreement, nor will such Wolt shareholder be bound by any restrictive covenants, obligations or agreements set forth in the Joinder Agreements or the Share Purchase Agreement, to the extent that making any such representations or warranties or being bound by any such restrictive covenants, obligations or agreements by such Wolt shareholder would cause any of the Drag Conditions (as defined in the Wolt Stockholders’ Agreements) not to be satisfied with respect to such Wolt shareholder and the Purchase. Upon the execution of a Joinder Agreement, the Wolt shareholders party to such Joinder Agreements agree that DoorDash, Wolt and the Securityholder Representative will be entitled to enforce, and seek remedies under, the Share Purchase Agreement against such Wolt shareholder party in its capacity as a Seller on the terms and subject to the conditions set forth in the Share Purchase Agreement.

*                         *                        *

Forward-Looking Statements

This supplement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements generally relate to future events, including the timing of the proposed transaction and other information related to the proposed transaction. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern the proposed transaction and our expectations, strategy, plans or intentions regarding it. Forward-looking statements in this communication include, but are not limited to, (i) expectations regarding the timing, completion and expected benefits of our proposed acquisition of Wolt, and (ii) expectations related to the per share closing stock consideration upon the completion of the Transaction, projected capitalization following the completion of the Transaction, and estimated ownership and voting power of the DoorDash and Wolt founders, DoorDash directors and officers and other parties following the completion of the Transaction.

The following factors or events, among others, could cause actual results to differ materially from those described in the forward-looking statements:

•	DoorDash’s and Wolt’s ability to establish and maintain strategic collaborations, licensing or other arrangements, and the terms of and timing such arrangements;

•	the timing to consummate the Transaction;

•	the failure to satisfy the conditions to the Closing;

•

the inherent risks, costs and uncertainties associated with integrating the businesses successfully and risks of not achieving all or any of the anticipated benefits and synergies of the Transaction, or the risk that the anticipated benefits and synergies of the Transaction may not be fully realized or take longer to realize than expected;

•	unexpected costs, liabilities or delays in connection with or with respect to the Transaction;

•	the diversion of DoorDash and Wolt management time on issues related to the Transaction;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the Share Purchase Agreement;

•	the failure to consummate or delay in consummating the Transaction;

•

the effect of the announcement or pendency of the Transaction on DoorDash’s or Wolt’s customers, employees and business relationships, operating results, ability to retain and hire key personnel and businesses generally;

•	the dilution caused by DoorDash’s issuance of additional shares of its common stock in the Transaction;

•

the stock price of DoorDash Class A common stock could decline before the completion of the Transaction, including as a result of the financial performance of DoorDash or Wolt or more generally due to broader stock market movements and the performance of peer group companies;

•	competitive pressures in the markets in which DoorDash and Wolt operate;

•	failure of the Transaction to qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code;

•	potential legal proceedings relating to the Transaction and the outcome of any such legal proceeding;

•

the COVID-19 pandemic, including the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume;

•	changes in laws or regulations; and

•	changes in general economic conditions.

For additional information concerning factors that could cause actual conditions, events or results to materially differ from those described in the forward-looking statements, please refer to the section titled “Risk Factors” beginning on page 19 of the Prospectus as supplemented by this Supplement. Additionally, see the section titled “Where You Can Find More Information” beginning on page 184 of the Prospectus.

The risks and uncertainties described and referred to above are not exclusive and further information concerning DoorDash and Wolt and their respective businesses, including factors that potentially could materially affect their respective businesses, financial condition or operating results, may emerge from time to time. Additional information concerning these risks and uncertainties is contained in DoorDash’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings. All cautionary statements made or referred to herein should be read as being applicable to all forward-looking statements wherever they appear. You are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. The forward-looking statements in this prospectus speak only as of the date of this prospectus. Except as required by law, DoorDash and Wolt assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and, where applicable, the requirements under the securities laws of any other applicable jurisdiction.

Important Additional Information Has Been Filed with the SEC

DoorDash has filed with the SEC a registration statement on Form S-4, which includes a prospectus of DoorDash. INVESTORS ARE URGED TO CAREFULLY READ THE PROSPECTUS IN ITS ENTIRETY AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DOORDASH, WOLT, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors may obtain free copies of the prospectus and other documents filed with the SEC through the website maintained by the SEC at www.sec.gov and on DoorDash’s website at ir.doordash.com.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Exhibit Description

2.1	Amendment to the Share Purchase Agreement, dated as of April 9, 2022, by and among DoorDash, Inc., Wolt Enterprises Oy and Mikko Kuusi, as the Securityholder Representative

2.2	Form of Lockup Agreement by and between DoorDash, Inc. and each of the parties named in each agreement therein

2.3	Form of Joinder Agreement by and between DoorDash, Inc. and each of the parties named in each agreement therein

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOORDASH, INC.

Date: April 14, 2022	By:	/s/ Tony Xu
	Name:	Tony Xu
	Title:	Chief Executive Officer
(Principal Executive Officer)

Exhibit 2.1

CONFIDENTIAL

AMENDMENT TO THE SHARE PURCHASE AGREEMENT

THIS AMENDMENT AGREEMENT (this “Amendment”), is made and entered into as of April 9, 2022, by and among DoorDash, Inc., a Delaware corporation (“Acquiror”), Wolt Enterprises Oy (business identity code 2646674-9), a limited liability company incorporated and existing under the laws of Finland (the “Company”) and Mikko Kuusi, solely in the capacity as the representative of the Securityholders (the “Securityholder Representative”), and amends the Share Purchase Agreement entered into by the same parties on November 9, 2021 (the “Agreement”). The Acquiror, the Company and the Securityholder Representative are each sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS:

(A)	The Parties desire to amend the Agreement; and

(B)	Section 12.5 of the Agreement permits amendments to the Agreement at any time prior to the Closing by execution and delivery of an instrument in writing signed by each of the Parties.

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and in the Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the Parties hereby agree as follows:

1.	INTERPRETATION

Capitalized terms used and not defined in this Amendment shall have the meanings ascribed to them in the Agreement.

2.	AMENDMENTS TO THE AGREEMENT

The Agreement is hereby amended as follows:

2.1	Section 1.1(a) and Section 1.1(b) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(a) Purchase. Upon and subject to the terms and conditions of this Agreement, at the Closing, each Seller shall sell, convey, assign, transfer and deliver, or cause to be sold, conveyed, assigned, transferred and delivered, to Acquiror or Acquiror’s designee, and Acquiror shall purchase from each Seller for the consideration set forth in Section 1.1(d), all legal and beneficial right, title and interest in and to all shares of Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) held by such Seller free and clear of all Liens (other than restrictions on the ability of Acquiror to transfer such shares of Company Capital Stock following the Closing arising solely under applicable federal or state securities Laws of general application) and as a result of such acquisitions Acquiror will own all of the shares of Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) previously held by such Sellers (such transactions being referred to herein, collectively, as the “Purchase”).

(b) Transfer of Title. At the Closing, the ownership of the Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) held by each Seller shall pass from such Seller to the Acquiror, in exchange for the right to receive the payment of the consideration set out in Section 1.1(d) at the times and in the manner provided in this Agreement.”

2.2	Section 1.1(c)(i) and Section 1.1(c)(ii) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(i) Joinders & Solicitation. Promptly following the Registration Statement Effective Date: (A) and in any event within 72 hours following a written notice from Acquiror to the Company and the Securityholder Representative of the occurrence of the Registration Statement Effective Date, the Company shall use its reasonable best efforts to cause each Supporting Stockholder to deliver a duly executed Joinder Agreement to the Company and Acquiror in accordance with the terms and conditions of its Support Agreement; and (B) the Company and each Seller shall, in accordance with applicable Laws, use reasonable best efforts to cause each other Stockholder (including any Securityholder subject to a Pending Exercise) that has not, as of such time, duly executed and delivered a Joinder Agreement to the Company and Acquiror, to duly execute and deliver a binding Joinder Agreement to the Company and Acquiror as promptly as practicable following the Registration Statement Effective Date.

(ii) Company Stockholders Agreements. If the Company and Acquiror have not received duly executed Joinder Agreements from Stockholders representing 100% of the outstanding Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) within 40 days following the receipt of written notice from Acquiror of the occurrence of the Registration Statement Effective Date, the Company and each Supporting Stockholder shall (within 2 Business Days thereafter) commence the Drag-Along Exercise and cause the Drag-Along Exercise to remain effective through the completion of the Purchase, including by delivering such notices and exercising such rights as may be available under, and, in the case of the Sellers, enforcing (including through the commencement of litigation or, if applicable, arbitration), the Drag-Along Provisions and the other applicable terms of the Company Stockholders Agreement and taking such other actions as may be reasonably necessary or advisable or requested by Acquiror in connection with the foregoing. In furtherance and not in limitation of the foregoing, if the Company and Acquiror have not received duly executed Joinder Agreements from Stockholders representing 100% of the outstanding Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) as of the day prior to the anticipated Closing Date, the Company, each Supporting Stockholder and each other Seller party to this Agreement as of such time shall cause the Joinder Agreement and each other Exchange Document to be executed as of the Closing Date by the appropriate Representative of the Company, as applicable, on behalf of each other Stockholder (including any Securityholder subject to a Pending Exercise) that has not, as of such time, duly executed and delivered a binding Joinder Agreement to the Company and Acquiror, as such Person’s agent and attorney pursuant to the Company Stockholders Agreements (and in accordance with applicable Law), and shall deliver such executed Joinder Agreement and other Exchange Documents to Acquiror and the Drag Completion Date (as defined in the Company Stockholders Agreements) specified in any such notice, to the extent required to be included therein and known, shall be the anticipated Closing Date. Without limiting the obligations of the Supporting Stockholders, the Sellers agree that the Company shall be entitled, and the Company is hereby duly authorized, to take any and all actions that may be required to effectively enforce the Drag-Along Provisions and defend against any claims or challenges by any Stockholder regarding the Drag-Along Provisions, in accordance with applicable Laws.”

2

2.3	Section 1.1(d) and Section 1.1(e) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(d) Consideration.

(i) Seller Consideration. In consideration for the Purchase pursuant to Section 1.1(a), upon the Closing and subject to reduction for the holdback and escrow of the Escrow Shares as provided in Section 2.3, each Seller shall be entitled to, with respect to each share of Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) that is held by such Seller, the following: (x) the Per Share Closing Stock Consideration (in the case of each Key Employee, subject to the applicable Stock Restriction Agreement); and (y) the right to receive the consideration payable with respect to such share of Company Capital Stock (if any) pursuant to Section 2.3(e), Section 8.11(b) and Section 10.5, in each case, at the time and in the manner contemplated in each such Section, as applicable.

(ii) Company Preferred Stock Preference.

(A) Preferred Stock Preference Amount. Notwithstanding Section 1.1(d)(i), with respect to each share of Company Preferred Stock that is outstanding as of immediately prior to the Closing, if the Per Share Preference Amount with respect to such share of Company Preferred Stock is greater than the Per Share Reference Amount (such shares of Company Preferred Stock, the “Preference Eligible Company Preferred Stock,” and such excess amount with respect to each such share of Company Preferred Stock, the “Liquidation Preference Top-Up Amount”), then in addition to the consideration payable with respect to such share pursuant to Section 1.1(d)(i), upon the Closing and subject to the reduction and escrow of the Escrow Shares as provided in Section 2.3, each Seller holding a share of Preference Eligible Company Preferred Stock shall be entitled to receive in the Purchase with respect thereto a number of Acquiror Shares equal to (x) the Liquidation Preference Top-Up Amount with respect to such share of Preference Eligible Company Preferred Stock divided by (y) the Acquiror Share Closing Trading Price. For purposes of this Agreement, the following terms shall have the following meanings: (1) “Liquidation Preference Top-Up Shares” means the Acquiror Shares (if any) issuable pursuant to this Section 1.1(d)(ii)(A); (2) “Liquidation Preference Top-Up Share Number” means the aggregate number of Acquiror Shares issuable pursuant to this Section 1.1(d)(ii)(A) with respect to all shares of Company Preferred Stock (calculated, for the avoidance of doubt, (x) as if all holders of Company Preferred Stock were a party to this Agreement as Sellers and entitled to receive such consideration hereunder and (y) including all Acquiror Shares issuable pursuant to this Section 1.1(d)(ii) that will be deposited into the Indemnity Escrow Fund pursuant to Section 2.3(e)). For purposes of clarity, the calculation of the “Per Share Closing Stock Consideration,” “Liquidation Preference Top-Up Share Number” and the “Liquidation Preference Top-Up Shares” shall be performed using an iterative calculation in order to take into account the reduction to the Total Share Consideration resulting from the reduction of such amount by the Liquidation Preference Top-Up Shares. Set forth on Schedule 1.1(d)(ii)(A) is an illustrative example reflecting certain terms and calculations referenced in this Agreement (the “Illustrative Purchase Price Allocation Schedule”).

(B) Seller Acknowledgements. Each Seller agrees that (1) the consideration payable to each holder of a share of Company Capital Stock in connection with the Purchase pursuant to this Section 1.1(d) including with respect to the method of calculating the amount of consideration that each holder of Company Capital Stock is entitled to receive with respect to the preference amounts (or otherwise) pursuant to the Company Majority Stockholder

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Agreement, the Company Minority Stockholder Agreement or the Company Charter Document (collectively, the “Payment Rights”) is and shall constitute the sole and exclusive consideration that such holder is entitled to receive in connection with the Purchase, (2) the Acquiror Shares payable to such holder pursuant to Section 1.1(d)(i) and Section 1.1(d)(ii)(A), as applicable, shall satisfy in full the Payment Rights, and (3) no Seller shall have any further claim, and each Seller expressly waives any claim, with respect to or in any way related to any Payment Rights or any rights to receive any shares of Company Capital Stock following the Closing (other than with respect to Pending Exercises that are transferred to Acquiror pursuant to Section 1.1(d)).

(C) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

a) “Acquiror Share Closing Trading Price” means an amount equal to the volume weighted average price per share rounded to four (4) decimal places (with amounts 0.00005 and above rounded up) of the Acquiror Shares on the NYSE for the ten (10) consecutive trading days ending with the complete trading day ending on the date that is four (4) trading days prior to the Closing Date, with such amount converted into Euros using the Closing Euro Exchange Rate;

b) “Per Share Preference Amount” means, with respect to each share of Company Preferred Stock, the amount in Euros set forth opposite such share of Company Preferred Stock on Schedule 1.1(d)(ii)(C)b); and

c) “Per Share Reference Amount” means an amount equal to (x) the Acquiror Share Closing Trading Price multiplied by (y) the Per Share Closing Stock Consideration.

(e) Shareholder and Company Consent and Waiver. The Company and each Seller hereby irrevocably (i) waive any rights of pre-emption and rights of first refusal in relation to, and (ii) the Company irrevocably undertakes to give its consent for the Purchase and the other transactions hereunder, in each case as may be required under the Company Charter Document and the Company Stockholders Agreements or otherwise.”

2.4	Section 1.1(g) and Section 1.1(h) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(g) Calculation of Consideration. For purposes of calculating the aggregate amount of Acquiror Shares issuable to each Seller pursuant to Section 1.1(d), all shares of the Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) held by each such Seller, as applicable, shall be aggregated on a Seller-by-Seller basis, and the number of Acquiror Shares to be issued to each Seller in exchange for such shares of Company Capital Stock held by such Seller, as applicable, shall be rounded up to the nearest whole number.

(h) Company Options.

(i) General. At the Closing, each Company Option that is outstanding and unexercised as of immediately prior to the Closing shall be cancelled and extinguished solely for (and Acquiror shall issue, upon and subject to the terms of this Agreement) the consideration as set forth in this Section 1.1(h), as applicable. For the avoidance of doubt, if a holder of any share

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of Company Common Stock issued or issuable pursuant to a Pending Exercise is entitled to consideration for such share pursuant to Section 1.1(d), then no consideration shall be payable with respect to the relevant underlying Company Option under this Section 1.1(h).

(ii) Unvested Company Options.

(A) At the Closing and without any action on the part of Acquiror, each Unvested Company Option that is outstanding immediately prior to the Closing shall be cancelled and extinguished. Subject to the other terms of this Section 1.1(h)(ii), with respect to any Unvested Company Option held by a Continuing Optionee, such Continuing Optionee shall be entitled to the following: in lieu of such Unvested Company Option, Acquiror shall grant an award of restricted stock units covering Acquiror Shares (a “Substitute RSU”) subject to the terms and conditions of the applicable Acquiror equity incentive plan and any applicable award agreement thereunder such that each Substitute RSU grant shall cover that number of Acquiror Shares equal to the product of (x) the number of shares of Company Capital Stock with respect to which such Unvested Company Option was unvested as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the aggregate per share exercise price of such Unvested Company Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole Acquiror Share.

(B) Unless otherwise set forth in a Stock Restriction Agreement, each Substitute RSU shall commence vesting on the first Acquiror Vesting Date on or after the later of (i) the twelve (12) month anniversary of the date on which the applicable Unvested Company Option was granted by the Company and (ii) the date that is one (1) month following the Closing Date (such applicable date, the “First Substitute RSU Vesting Date”) and continue vesting in equal quarterly installments on each Acquiror Vesting Date thereafter through the end of the applicable Unvested Company Option Vesting Period, in all cases, subject to the holder’s continued employment with Acquiror, the Company or one of their Subsidiaries; provided, however, that the portion of the Substitute RSU that vests on the First Substitute RSU Vesting Date shall equal (x) in the case of clause (i) above where no portion of the Company Option related to such Substitute RSU vested prior to the Closing, 25% of the total Substitute RSU and (y) in all other cases, the same portion of the Substitute RSU that otherwise would have been vested on the First Substitute RSU Vesting Date if the Substitute Option had vested on its original vesting schedule following the Closing Date during the applicable Unvested Company Option Vesting Period.

(C) Following the Closing, with respect to each Unvested Company Option, Acquiror shall grant the additional Substitute RSUs required to be granted by Acquiror pursuant to Section 8.11 (if any) at the time and in the manner contemplated by such section (such amount, the “Post-Closing Adjustment RSUs”).

(D) Notwithstanding the foregoing, the terms of each Substitute RSU shall provide for the following: (X) a number of Acquiror Shares issuable pursuant to such Substitute RSU equal to the Indemnity Escrow Number multiplied by the Pro Rata Indemnity Escrow Portion with respect to such Substitute RSU (the “Indemnity Escrow Substitute RSUs”) shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the terms set forth in Section 2.3(e), Section 8.11, Section 10.4 and Section 10.5, in each case, at the time and in the manner contemplated in each such Section, subject to the terms of any Stock Restriction Agreement, (Y) a number of Acquiror Shares issuable pursuant to such Substitute RSU equal to the True-Up Escrow Share

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Number multiplied by the Pro Rata Contribution Escrow Portion with respect to such Substitute RSU (the “True-Up Escrow Substitute RSUs”) shall not vest or settle until the satisfaction of the conditions for the release to the holder thereof, and shall be subject to cancellation, pursuant to the terms set forth in Section 2.3(e), Section 8.11, Section 10.4 and Section 10.5, in each case, at the time and in the manner contemplated in each such Section, subject to the terms of any Stock Restriction Agreement and (Z) each Post-Closing Adjustment RSU shall only be issuable at the times and in the manner set forth in Section 8.11(b) and shall be subject to the terms of any applicable Stock Restriction Agreement.

(iii) Vested Company Options.

(A) Substitution-Eligible Vested Company Options.

a) At the Closing, each Substitution-Eligible Vested Company Option shall be cancelled and extinguished and Acquiror shall grant to the holder thereof in substitution of such Substitution-Eligible Vested Company Option, subject to such holder being a Continuing Optionee and subject to the terms and conditions of the applicable Acquiror equity incentive plan and any applicable award agreement thereunder, an option to purchase Acquiror Shares (each, a “Substitute Option”) such that each Substitute Option will entitle the holder to receive upon exercise a number of Acquiror Shares equal to the following: (x) the number of shares of Company Capital Stock that were issuable upon the exercise of such Substitution-Eligible Vested Company Option as of immediately prior to the Closing, multiplied by (y) the Per Share Closing Stock Consideration, with any resulting fractional share rounded up to the nearest whole share. Following the Closing, with respect to each Substitution-Eligible Vested Company Option, Acquiror shall grant the additional Substitute Options required to be granted by Acquiror pursuant to Section 8.11(b) (if any), at the time and in the manner contemplated in such Section.

b) Each portion of a Substitute Option will have an exercise price per Acquiror Share issuable upon the exercise thereof equal to (x) the exercise price per share of such Substitution-Eligible Vested Company Option as of immediately prior to the Closing divided by (y) the Per Share Closing Stock Consideration (which exercise price will be subject to a one-time conversion from Euros into U.S. dollars by taking the arithmetic mean of the average bid and ask spot rates displayed at 12 noon London time from Euros to U.S. dollars as reported by Bloomberg L.P. on the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the trading day ending four (4) Business Days prior to the Closing Date), rounded up to the nearest cent.

c) Except as otherwise provided in an applicable Stock Restriction Agreement and the proviso hereto, each portion of a Substitute Option will be fully vested and exercisable for the remainder of the term applicable to such Substitution-Eligible Vested Company Option in accordance with the applicable Acquiror equity incentive plan and any applicable award agreement thereunder;

provided, however, that (W) in respect of the Finnish tax residents, no portion of the Substitute Option will be exercisable until the one-year anniversary of the date the corresponding Substitution-Eligible Vested Company Option was granted by the Company; (X) a number of Acquiror Shares issuable upon exercise of the Substitute Options equal to the Indemnity Escrow Number multiplied by the Pro Rata Indemnity Escrow Portion with respect to such Substitute Options (the “Indemnity Escrow Substitute Options”) will be vested on the Closing, but will not be exercisable on the Closing Date

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and instead will only become exercisable upon the satisfaction of the conditions of the release to the holder thereof, and will be subject to cancellation, pursuant to the terms set forth in Section 2.3(e), Section 8.11, Section 10.4 and Section 10.5, in each case, at the time and in the manner contemplated in each such Section, as applicable; (Y) a number of Acquiror Shares issuable upon exercise of the Substitute Options equal to the True-Up Escrow Share Number multiplied by the Pro Rata Contribution Escrow Portion with respect to such Substitute Options (the “True-Up Escrow Substitute Options”) will be vested on the Closing, but will not be exercisable on the Closing and instead will only become exercisable upon the satisfaction of the conditions of the release to the holder thereof, and will be subject to cancellation, pursuant to the terms set forth in Section 2.3(e), Section 8.11, Section 10.4 and Section 10.5, in each case, at the time and in the manner contemplated in each such Section, as applicable; and (Z) upon the termination of such Continuing Optionee’s status as a “Service Provider” (as defined in the applicable Acquiror equity incentive plan), the then-outstanding portion of the Substitute Option will be exercisable for three (3) months following the termination date (or twelve (12) months in the case of such Continuing Optionee’s death or “Disability” (as defined in the applicable Acquiror equity incentive plan)), but in no event later than the original maximum term of such Substitute Option; provided, however, (1) if such termination occurs prior to the date that the Substitute Option has become exercisable pursuant to clause (W) above, then the Substitute Option shall remain outstanding until the date that is three (3) months following the date that the Substitute Option would have become exercisable pursuant to clause (W) above, and (2) if such termination occurs prior to the date any then-outstanding portion of the Indemnity Escrow Substitute Option or True-Up Escrow Substitute Option has become exercisable (in accordance with clause (X) and (Y) above, respectively), then such portion will remain outstanding until either (a) the conditions of the release of such Indemnity Escrow Substitute Option or True-Up Escrow Substitute Option (or portion thereof) to the holder thereof pursuant to the Sections referenced in clause (X) and (Y) above, respectively, have been met, in which case such portion will remain exercisable for three (3) months following the date such conditions are satisfied or (b) the Indemnity Escrow Substitute Option or True-Up Escrow Substitute Option (or any portion thereof) has been cancelled pursuant to the Sections referenced in clause (X) or (Y) above, respectively, in which case such portion of the Indemnity Escrow Substitute Option or True-Up Escrow Substitute Option, as applicable, will be immediately forfeited to Acquiror at no cost to Acquiror.

(B)Stock-Eligible Vested Company Options. At the Closing, each Stock-Eligible Vested Company Option that is outstanding immediately prior to the Closing shall be cancelled and extinguished. Subject to reduction for the holdback and escrow of the Escrow Shares as provided in Section 2.3, each holder thereof shall be entitled to receive (subject to the execution and delivery to Acquiror of an Optionholder Acknowledgement and Waiver (as defined below) no later than the Post-Closing Deadline (as defined below)) the following: (i) a number of Acquiror Shares equal to the product of (x) the number of shares of Company Capital Stock issuable with respect to such Stock-Eligible Vested Company Option as of immediately prior to the Closing multiplied by (y) an amount equal to (1) the Per Share Closing Stock Consideration, minus (2) an amount equal to the quotient of (A) the aggregate per share exercise price of such Stock-Eligible Vested Company Option divided by (B) €177.7454, with any resulting fractional share rounded to the nearest whole Acquiror Share, and (ii) the consideration payable with respect to such Stock-Eligible Vested Company Option (if any) pursuant to Section 2.3(e), Section 8.11 and Section 10.5, in each case, at the time and in the manner contemplated in each such section, as

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applicable; provided, however, that if a holder of a Stock-Eligible Vested Company Option has not duly executed and delivered to Acquiror an Optionholder Acknowledgement and Waiver (as defined below) prior to the date that the Final Total Consideration Adjustment Amount has been determined pursuant to Section 8.11(b) (the “Post-Closing Deadline”), then such holder shall not be entitled to the consideration contemplated by this Section 1.1(h)(iii)(B), and such holder shall not be entitled to receive any consideration with respect to such Stock-Eligible Vested Company Options (which, for the avoidance of doubt, shall have terminated at Closing).

(iv) Company Actions; Option Notice.

(A) Prior to the Closing, and subject to the prior review and approval of Acquiror (acting reasonably), the Company shall take, and the Sellers shall cause the Company to take, all actions necessary or advisable to effect the cancellation of the Company Options as of the Closing and to otherwise effect the transactions contemplated by this Section 1.1(h) under the applicable Plan and any Contract applicable to any Company Options (whether written or oral, formal or informal).

(B) The Company undertakes to request promptly a binding statement from the Finnish Employment Fund confirming that the one-year vesting period (cliff) applicable to the Substitute Options pursuant to Section 1.1(h)(iii)(A) has commenced on the date of grant of the Company Options by the Company.

(C) The Company shall (1) permit Acquiror to review and comment upon any filing, application or other communication proposed to be submitted by the Company to any of the Finnish Employment Fund, shall include all good faith comments of Acquiror thereto, and shall permit Acquiror, to the extent permitted by applicable Law, to participate in any such submission and any resulting process of the Finnish Employment Fund related thereto; (2) to the extent permitted by applicable Law, promptly inform Acquiror of any material communication between the Company and the Finnish Employment Fund related to or arising from the matters contemplated by this Section 1.1(h)(iv); and (3) make or cause to be made, as soon as reasonably practicable and in any event in accordance with any relevant time limit or deadline, a response to any formal or informal request for supplemental information or documentary material received from the Finnish Employment Fund and shall provide Acquiror with a reasonable amount of time to review and comment upon, and shall include all good faith comments received from Acquiror to, any such response prior to its dissemination to the Finnish Employment Fund.

(D) In connection with the process set out in clause (B) of Section 1.1(c)(i) and, in any event, promptly following delivery of the written notice from Acquiror to the Company and the Securityholder Representative of the occurrence of the Registration Statement Effective Date pursuant to Section 1.1(c)(i), the Company shall, and the Sellers shall cause the Company to, deliver a notice, in a form reasonably acceptable to Acquiror, to each Optionholder (the “Option Notice”) which shall (a) summarize the treatment of the Company Options pursuant to this Section 1.1(h) and append a copy of the applicable Acquiror equity incentive plan and form of stock option agreement that will govern the Substitute Options on and following the Closing, (b) notify such holder of the number of Company Options held by such holder and including instructions for such holder to access the number of vested and unvested Company Options held by such holder, (c) summarize the terms of this Agreement applicable to such holder’s Company Options, including the escrow and forfeiture provisions related to the Substitute Options or Substitute RSUs and the Optionholder Acknowledgment and Waiver delivery

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requirements with respect to the Stock-Eligible Vested Company Options, and (d) notify each Optionholder that (1) unless the holder has waived its right to exercise pursuant to the execution of a Joinder Agreement or an Optionholder Acknowledgment and Waiver, the Company Options that are vested and exercisable shall be exercisable (including by delivering to the Company of a duly executed copy of the share subscription form, paying to the Company the applicable subscription price per share of Company Capital Stock and, except where the exercising holder of Company Options is already a party to either of the Company Stockholders Agreements, delivering to the Company a duly executed copy of the adherence agreement to the Company Minority Stockholder Agreement) until the end of a subscription period (which period shall be set by the board of directors of the Company, but shall be no less than fourteen (14) days and, except with the written consent of Acquiror, no more than twenty-one (21) days, following the date that the Option Notice was sent to the Optionholder, and in any event shall end no more than ten (10) days prior to the Closing Date (such subscription period, the “Subscription Period”) and that (2) subject to the terms and effectiveness of the Option Notice Amendment with respect to such Optionholder, after the expiry of such Subscription Period, the Company Options will no longer be exercisable unless and until this Agreement is terminated in accordance with its terms or such exercise is approved in writing by Acquiror (such restrictions on the ability to exercise the Company Options after the end of the Subscription Period, collectively, the “Subscription Restrictions”). The Company shall (1) include in the Option Notice an acknowledgement and waiver, in a form reasonably acceptable to Acquiror, pursuant to which each Optionholder would be requested to acknowledge and confirm the cancellation of such holder’s Company Options as provided in this Agreement and agree to a waiver similar to the waivers provided for in the Joinder Agreement (the “Optionholder Acknowledgement and Waiver”), (2) shall use reasonable best efforts to cause the Option Notice to be delivered to all Optionholders on the same date and to cause the Subscription Period to expire with respect to all Company Options on the same date and (3) the Company and each Seller shall use its reasonable best efforts to (x) obtain an Optionholder Acknowledgement and Waiver duly executed and delivered by each holder of a Company Option that is anticipated to constitute a Substitution-Eligible Vested Company Option and (y) cause each holder of a Company Option that is contemplated to constitute a Stock-Eligible Vested Company Option to duly execute and deliver a binding Optionholder Acknowledgement and Waiver, and in each case, shall promptly deliver such executed documents to Acquiror; provided, however, that (1) the Company shall delay the delivery of the Option Notice, and shall not include in the Option Notice (or request the delivery by an Optionholder of) the Optionholder Acknowledgement and Waiver, with respect to Optionholders in any jurisdiction where Acquiror concludes in good faith that such delivery or request is reasonably likely to result in (x) a requirement on behalf of the Company or Acquiror (or any of their Affiliates) to make a filing, or conduct similar communications, with a securities regulator or other Governmental Entity and/or (y) a violation of applicable Law.

(E) The Company shall (1) use its reasonable best efforts to take all actions that are necessary or appropriate in order to implement and enforce the Subscription Restrictions and (2) provide regular status updates to Acquiror regarding the status of the receipt of Joinder Agreements necessary to effectuate the Option Notice Amendment and shall promptly notify Acquiror once the Option Notice Amendment has become effective.

(F) Each of the Company and the Sellers hereby agrees that, effective automatically on the date on which (a) with respect to the Company Majority Stockholder Agreement, the requisite majority of Stockholders that are entitled to duly amend said agreement under the first sentence of Section 27.3.1 thereof and (b) with respect to the Company Minority Stockholder Agreement, the requisite majority of Stockholders that are entitled to duly amend said agreement under Section 15.3.1 thereof have executed the Joinder Agreement (such date with

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respect to each Company Stockholders Agreement, the “Amendment Effective Date”), each of the Company Majority Stockholder Agreement and the Company Minority Stockholder Agreement shall automatically be amended (without any further action of the Company or any Stockholder of the Company) as follows: the Tag-Along Provisions, the Exit Provisions and the Drag-Along Provisions shall automatically be (and shall be deemed to be) amended such that if the Company or one or more Stockholders have within six (6) months prior to the Closing (x) given an Optionholder the opportunity to exercise the vested Company Options held by such Optionholder during a subscription period of no less than fourteen (14) days in accordance with and subject to the terms and conditions applicable to such Company Options and (y) notified such holder of the proposed Purchase (including that each of clauses (x) and (y) shall be deemed to be satisfied with respect to any Optionholder who has received the Option Notice and was provided with the opportunity to exercise such Optionholders’ Vested Company Options during the Subscription Period contemplated in Section 1.1(h)(iv)(D)), then (x) neither the Company nor any Stockholder shall be required under the Tag-Along Provisions, Drag-Along Provisions or Exit Provisions to give any further notices or opportunities to exercise Company Options to such Optionholder, and (y) the conditions to the exercise of the Drag-Along Provisions set forth in each of Section 16.6 of the Company Majority Stockholder Agreement and Section 7 of the Company Minority Stockholder Agreement, shall be deemed to be satisfied with respect to such Optionholder; provided, however, that such amendment shall not apply to an Optionholder who is a party to either of the Company Stockholders Agreements prior to the Amendment Effective Date with respect to such Company Stockholders Agreement, unless such Optionholder has signed a Joinder Agreement or an Optionholder Acknowledgment and Waiver (the amendments to the Company Stockholders Agreements as contemplated pursuant to this sentence, the “Option Notice Amendment”).

(G) Prior to the delivery by the Company of the Payment Spreadsheets to Acquiror pursuant to Section 2.3(b), the Company shall use reasonable best efforts to inform Acquiror as promptly as practicable of any exercise or purported exercise of any Company Option. Following the delivery by the Company of the Payment Spreadsheets, the Company shall notify Acquiror as promptly as possible (and in any event prior to the Closing) of (x) any purported exercise of any Company Option, (y) any Pending Exercise, and (z) if any person set forth on the Payment Spreadsheets as an Optionholder ceases to be an employee of the Company or one of its Affiliates prior to the Closing, the name of and number of Company Options held by such Optionholder.

(H) The Company shall use its reasonable best efforts to issue any share of Company Capital Stock issuable pursuant to a Pending Exercise and to cause such issued shares of Company Capital Stock to be registered by the Finnish Trade Register, in each case, prior to Closing.

(v) Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

(A) “Continuing Optionee” means each holder of a Company Option who remains an employee of the Company or its Subsidiaries (including employees who are on permitted leave from the Company or its Subsidiaries due to injury, vacation, military, duty, disability or other leave of absence) as of immediately following the Closing.

(B) “Exit Provisions” means the provisions of Section 16.8 of the Company Majority Stockholder Agreement.

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(C) “Pending Exercise” means any valid exercise of any Company Option (as reasonably determined by the Company and Acquiror) prior to the Closing Date with respect to which the applicable subscription price per share of Company Capital Stock has been paid to the Company, but the resulting share of Company Capital Stock has not been registered.

(D) “Stock-Eligible Vested Company Option” means (without duplication) each in-the-money Vested Company Option (or portion thereof) that does not constitute a Substitution-Eligible Vested Company Option (including any Vested Company Option that is held by a person who is not a Continuing Optionee).

(E) “Substitution-Eligible Vested Company Option” means each in-the-money Vested Company Option (or portion thereof) that is held by a Continuing Optionee.

(F) “Tag-Along Provisions” means the provisions of each of Section 16.7 of the Company Majority Stockholder Agreement and Section 6 of the Company Minority Stockholder Agreement.”

2.5	Section 1.3 of the Agreement is hereby amended and restated in its entirety to read as follows:

“1.3 Taking of Necessary Action; Further Action. The Company shall take, and the Sellers shall cause the Company to take, all actions reasonably required to be taken by the Company pursuant to the terms of this Agreement. At and following the Closing, each Seller, at the request of Acquiror, shall execute and deliver such other instruments and do and perform such other acts and things as may be reasonably requested by Acquiror in writing and reasonably necessary or desirable for effecting completely the consummation of the Purchase. If at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest Acquiror with full right, title and possession of all outstanding shares of Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise), Vested Company Options, or to facilitate the cancellation of the Company Options, the officers and directors of the Company, Acquiror, and their Affiliates are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.”

2.6	Section 2.2(b)(vi) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(vi) Lockup and Joinder Agreements.

(A) Prior to the Closing (1) Acquiror shall have received Joinder Agreements from Stockholders (including the Supporting Stockholders) duly executed by, and binding upon, each such Stockholder in its, his or her own and personal capacity (without application or enforcement of the Drag-Along Provisions), collectively owning all right, title and interest in and to (i) at least 95% of the outstanding shares of Company Capital Stock and the votes pertaining thereto and (ii) at least 95% of the sum of all outstanding shares of Company Capital Stock, plus all shares of Company Capital Stock issued or issuable in connection with any Pending Exercise, plus all shares of Company Capital Stock issued or issuable in respect of any Company Option which the holder has purported to exercise prior to the Closing Date and the votes pertaining thereto (such Securityholders specified in clauses (i) and (ii), collectively, the “Supermajority

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Securityholders” and such shares of Company Capital Stock and other Company Securities, collectively, the “Supermajority Securities”), in each case as of the Closing, as well as, if applicable, Lockup Agreements from each of those Stockholders (including the Supporting Stockholders) delivering Joinder Agreements who hold at least 1.5% of the outstanding Company Capital Stock (other than any Person who has executed a Stock Restriction Agreement), in each case, such that at Closing the Acquiror obtains a statutory right to initiate a squeeze-out process pursuant to Chapter 18 of the Finnish Companies Act (624/2006, as amended), (2) each such Supermajority Securityholder shall have become a party to this Agreement and (3) such Lockup Agreements and Joinder Agreements shall be in full force and effect and no Supermajority Securityholder shall have made any claim or commenced any litigation challenging the validity or enforceability of the Drag-Along Exercise or such Lockup Agreements or Joinder Agreements.

(B) Effective as of the Closing all Company Options shall have been canceled.

(C) At or prior to the Closing (1) Acquiror shall have received Joinder Agreements from Stockholders, duly executed by or on behalf of, and binding upon, each such Stockholder (including by such Person’s agent and attorney pursuant to the Company Stockholders Agreement and in accordance with applicable Law), collectively owning all right, title and interest in and to 100% of the outstanding shares of the Company Capital Stock as of the Closing, calculated on a fully diluted basis and (2) each Stockholder (including any Securityholder subject to a Pending Exercise) shall have become a party to this Agreement.”

2.7	Section 2.2(b)(vii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(vii) Shares Delivered. At the Closing, Acquiror shall acquire (i) all right, title and interest in and to the Supermajority Securities, free and clear of all liens and (ii) all right, title and interest in all shares of Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) that do not constitute the Supermajority Securities (the “Minority Dragged Shares”), free and clear of all liens except for liens arising from the challenge, if any, by the holders of Minority Dragged Shares of the validity of the execution of the Joinder Agreement on behalf of such holders of the Minority Dragged Shares pursuant to the Company Stockholders Agreements.”

2.8	Section 2.2(b)(viii)(B) and Section 2.2(b)(viii)(C) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(B) Company Officer’s Certificate. Acquiror shall have received a certificate from the Company, validly executed by the Chief Executive Officer and Chief Financial Officer of the Company for, and on the Company’s behalf, to the effect that, as of the Closing, the conditions set forth in Section 2.2(b)(i), Section 2.2(b)(iii), Section 2.2(b)(iv) and Section 2.2(b)(vi) have been satisfied.

(C) Seller Closing Certificates. Acquiror shall have received a certificate validly executed by each Seller, certifying that, as of the Closing, the conditions set forth in Section 2.2(b)(ii), Section 2.2(b)(iii), Section 2.2(b)(vi)(A) and Section 2.2(b)(vi)(C) have in each case been satisfied with respect to such Seller and the shares of Company Capital Stock held by such Seller (including with respect to the shares indicated as held by such Seller on Section 3.5(b)(i) of the Company Disclosure Statement and the Payment Spreadsheets).”

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2.9	Section 2.3(a)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) “Aggregate Option Exercise Price” means the sum of the cash exercise prices payable upon exercise in full of all in-the-money Company Options issued and outstanding (whether vested or unvested) immediately prior to the Closing (without giving effect to any cancellation or disposition of such Company Options in connection with this Agreement), but solely to the extent such Company Options are included in the Company Security Number and, in all events, excluding any Pending Exercises.”

2.10	Section 2.3(a)(xi) and Section 2.3(a)(xii) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(xi) “Closing Euro Exchange Rate” means, with respect to the conversion of a currency into Euros, (A) the arithmetic mean of (B) the average of the bid and ask spot rates for the relevant exchange rate displayed at 12 noon London time from the relevant currency to Euros as reported by Bloomberg L.P. on each of the screen EUR Curncy BFIX on each of the ten (10) consecutive trading days ending with the Business Day that is four (4) Business Days prior to the date on which the Measurement Time occurs.

(xii) “Company Security Number” means a number (without duplication) equal to (A) the aggregate number of shares of Company Common Stock issued and outstanding as of immediately prior to the Closing, plus (B) the aggregate number of shares of Company Preferred Stock issued and outstanding immediately prior to the Closing, taken together, on an as converted to Company Common Stock basis, in accordance with the terms of the Company Charter Document, plus (C) the maximum aggregate number of shares of Company Common Stock issuable upon the full exercise, exchange or conversion of all in-the-money Company Options (whether vested or unvested) that (without duplication) were outstanding as of immediately prior to the Closing, as well as any in-the-money Company Options (whether vested or unvested) that were outstanding prior to the cancellation thereof in connection with the transactions contemplated by this Agreement (which, shall include all in-the-money Vested Company Options and all in-the-money Unvested Company Options).”

2.11	Section 2.3(a)(xiv) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(xiv) “Consideration Component” means Company Cash Amount, Company Closing Cash Amount, Company Closing Indebtedness, Company Closing Net Working Capital, Closing Adjustment Shortfall, Closing Adjustment Surplus, Company Closing Net Working Capital Deficit, Company Closing Net Working Capital Surplus, Collar Amount, Company Working Capital Target, Transaction Expenses, Tax Amount, Pre-Closing Taxes, Transfer Taxes, Transaction Payroll Taxes, Total Consideration Adjustment Amount, Total Negative Share Adjustment, Total Positive Share Adjustment, with respect to each share of Company Preferred Stock, the Liquidation Preference Top-Up Shares with respect to each share of Company Preferred Stock, the Liquidation Preference Top-Up Share Number, the Acquiror Share Closing Trading Price, the Per Share Reference Amount, Total Share Consideration, Indemnity Escrow Shares, Company Security Number, Per Share Closing Stock Consideration and each of the components and subcomponents of the foregoing.”

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2.12	Section 2.3(a)(xvii), Section 2.3(a)(xviii) and Section 2.3(a)(xix) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(xvii) “Indemnity Escrow Equity” means a number of Acquiror Shares, Substitute Options and Substitute RSUs equal to, in the aggregate, the Indemnity Escrow Number.

(xviii) “Indemnity Escrow Shares” has the meaning set forth in Section 2.3(e)(i).

(xix) “Indemnity Escrow Substitute RSUs” has the meaning set forth in Section 1.1(h)(ii)(D).”

2.13	Section 2.3(a)(xxvi) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(xxvi) “Total Share Consideration” means a number of Acquiror Shares equal to: (A) 39,382,172, plus (B) the Total Positive Share Adjustment (if any), minus (C) the Total Negative Share Adjustment (if any), minus (D) the Liquidation Preference Top-Up Share Number.”

2.14	Section 2.3(a)(xxviii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(xxviii) “Transaction Payroll Taxes” means the employer portion of any payroll or employment Taxes incurred in connection with any bonuses, any Company Securities granted between the Agreement Date and Closing, consideration payable with respect to Company Options pursuant to this Agreement (if any) or other compensatory payments in connection with the consummation of the Purchase or the other transactions contemplated hereby or any of the amounts that constitute a Transaction Expense, including those arising from or related to the payment of any amounts hereunder or under any other Contract as a result of, or in connection with, the consummation of the Purchase and the other transactions contemplated hereby, in each case, other than the employer portion payroll or employment Taxes incurred as a result of any retention payments payable or equity awards granted by Acquiror or any of its Affiliates (other than the Company or any Company Subsidiaries) pursuant to Section 8.14.”

2.15	Section 2.3(b)(i)(A), Section 2.3(b)(i)(B) and Section 2.3(b)(i)(C) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(i) At least three (3) Business Days prior to the Closing Date, the Company shall deliver to Acquiror one or more spreadsheets, certified on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer, setting forth the following information, in a form and substance satisfactory to Acquiror (acting reasonably) and accompanied by documentation satisfactory to Acquiror (acting reasonably) in support of the information set forth therein (the “Payment Spreadsheets”) setting forth the following information:

(A) a detailed calculation of the Consideration Components which, to the extent applicable thereto, shall be based on the Company Closing Statement;

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(B) with respect to each Seller: (1) the name, address of record, email address (if available) and jurisdiction of Tax residence of such Seller (if available); (2) whether such Stockholder is an Employee and the nature of any such service relationship (including the entity with which such Employee has a service relationship); (3) the number, class and series of all shares of Company Capital Stock (including, for the avoidance of doubt, any shares of Company Capital Stock issued or issuable in respect of Pending Exercises) held by such Seller and the identifying numbers of all Company stock evidencing all such shares, in respect of each share of Company Preferred Stock, the number of shares of Company Common Stock that such shares of Company Preferred Stock is convertible into in accordance with the terms of the Company Charter Document; (4) the date of issuance of such shares of Company Capital Stock and the date of acquisition of such shares of Company Capital Stock by such Stockholder, and the consideration paid to the Company for such issuance (on a per share and aggregate basis); (5) the identification of any shares of Company Capital Stock that were acquired through the exercise of an option, the date of grant of such option, the vesting schedule of such option, and the date of exercise of such option, or issued as Company Restricted Stock, the date of grant of such shares of Company Restricted Stock, the vesting schedule of such shares of Company Restricted Stock; (6) the aggregate number of Acquiror Shares such Seller is entitled to receive pursuant to Section 1.1(d)(i) and Section 1.1(d)(ii) (on a certificate-by-certificate basis and in the aggregate), if any, and in each case, the amount of any Taxes that are required to be withheld with respect thereto; (7) such Seller’s Pro Rata Contribution Escrow Portion, Pro Rata Indemnity Escrow Portion and Pro Rata Portion;

(C) with respect to each holder of a Company Option (excluding, for the avoidance of doubt, any Company Option subject to a Pending Exercise (1) the name, address of record, email address (if available) and jurisdiction of Tax residence of such holder (if available); (2) whether or not such holder is a Continuing Optionee; (3) the grant date and expiration date of such Company Option; (4) whether such Company Option was granted pursuant to the Plan; (5) the vesting schedule (including all acceleration provisions) applicable to each such Company Option and the extent to which each such Company Option is a Vested Company Option or Unvested Company Option; (6) the exercise price per share; (7) the number, class and series of shares of Company Capital Stock underlying such Company Option; (8) if the Company Option (or portion thereof) is anticipated to be a Vested Company Option as of the Closing, (I) whether such Company Option is anticipated to constitute a Substitution-Eligible Vested Company Option or a Stock-Eligible Vested Company Option as of the Closing, and the aggregate number of Substitute Options (including the portion thereof constituting Indemnity Escrow Substitute Options and/or True-Up Escrow Substitute Option) or Acquiror Shares, respectively, that the holder is entitled to receive pursuant to Section 1.1(h) (on a certificate-by-certificate basis and in the aggregate) and in each case, the amount of any Taxes that are required to be withheld with respect thereto or if applicable, the Replacement Consideration and (II) the aggregate exercise price for the shares of Company Capital Stock underlying such Vested Company Option; (9) if the Company Option (or portion thereof) is an Unvested Company Option, (I) the aggregate number of Acquiror Shares subject to a Substitute RSU or, if applicable, the Replacement Consideration, (II) Indemnity Escrow Substitute RSUs, or True-Up Escrow Substitute RSU and Post-Closing Adjustment RSUs, in each case, issuable with respect to such cancelled Unvested Company Option and (III) the Unvested Company Option Vesting Period; and (10) such holder’s Pro Rata Contribution Escrow Portion, Pro Rata Indemnity Escrow Portion and Pro Rata Portion;”

2.16	Section 2.3(b)(ii) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(ii) Preliminary Payment Spreadsheets.

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(A) At least ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror preliminary Payment Spreadsheets with, to the extent reasonably practicable, the Company’s estimated calculations of the requisite information as of the Closing Date. The Company shall consider in good faith any of Acquiror’s reasonable comments to such preliminary Payment Spreadsheets and shall provide any additional supporting documentation or other information reasonably requested by Acquiror. The Payment Spreadsheets shall take into account any adjustments to the preliminary Payment Spreadsheets reasonably requested by Acquiror in good faith. Nothing in this Section 2.3, including the fact that Acquiror may provide comments or request changes to the preliminary Payment Spreadsheets or that Acquiror and the Company may agree to changes to the information or amounts on the Payment Spreadsheets, shall in any way limit the right of any Person under this Agreement, including Article IX.

(B) At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Acquiror a substantially complete Payment Spreadsheets, which shall calculate the information to be set forth in the final Payment Spreadsheets using an Acquiror Share Closing Trading Price as if the last day of the measurement period for such price was the date that is six (6) Business Days prior to the Closing Date, and such that the only revisions required to be made to such spreadsheets for the final delivery of the Payment Spreadsheets is to update the Payment Spreadsheets delivered pursuant to this Section 2.3(b)(ii)(B) to reflect the actual amount of the Acquiror Share Closing Trading Price in the final delivery thereof.”

2.17	Section 2.3(c)(ii) and Section 2.3(c)(iii) of the Agreement are hereby amended and restated in their entirety to read as follows:

“(ii) Closing Consideration. After receipt by the Exchange Agent of (A) a duly executed equity transfer agreement in form and substance reasonably acceptable to the Company, the Securityholder Representative and Acquiror, evidencing the transfer of all right, title and interest in the Company Capital Stock (including each share of Company Common Stock issued or issuable pursuant to a Pending Exercise) and Stock-Eligible Vested Company Options (if any) held by a Seller (including as set forth on the Payment Spreadsheets) to Acquiror or its designee, (B) a Joinder Agreement and (C) a completed IRS Form W-9 or the appropriate series of IRS Form W-8 (collectively, the “Exchange Documents”), Acquiror shall cause the Exchange Agent to promptly issue to each Seller in exchange therefor the Acquiror Shares issuable to such Seller in connection with the Closing pursuant to Section 1.1(d) and Section 1.1(h)(iii)(B) (including as set forth on the Payment Spreadsheets), subject to the holdback contemplated in the Stock Restriction Agreement, the transfer restrictions contemplated in the Lockup Agreement and the retention of the Indemnity Escrow Shares. No Acquiror Shares shall be issued or issuable to any Seller until such Person delivers to the Exchange Agent duly completed and validly executed Exchange Documents. No Acquiror Shares shall be issued or issuable, and no cash shall be paid or payable, to any Securityholder until such Person delivers to the Exchange Agent duly completed and validly executed Exchange Documents.

(iii) Transfers of Ownership. If any Acquiror Shares to be issued pursuant to Section 1.1(d) to a Person other than the Person whose name is reflected on the corresponding Company shareholder register, it will be a condition of the issuance or delivery thereof that any entitlement so surrendered will be in proper form for transfer and that the Person requesting such exchange will have paid to Acquiror or any agent designated by it any transfer or other taxes required by reason of the payment of any portion of the total consideration to which such Person is entitled pursuant to the terms hereof in any name other than that of the registered holder of the Company shareholder register, or established to the satisfaction of Acquiror or any agent designated by it that such tax has been paid or is not payable.”

2.18	Section 2.3(e) of the Agreement is hereby amended and restated in its entirety to read as follows:

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“(e) Indemnity Escrow Share Deposit.

(i) In connection with the Closing, (A) with respect to the Acquiror Shares issuable to each Seller or Optionholder pursuant to Section 1.1(d)(i), Section 1.1(d)(ii) and Section 1.1(h)(iii)(B), as applicable, Acquiror shall hold back from such Acquiror Shares (and shall deposit into escrow as provided below) a number of Acquiror Shares (consisting of (x) first, any equity of a Seller or Optionholder subject to a Stock Restriction Agreement and (y) second, any other Acquiror Shares constituting consideration issuable pursuant to Section 1.1(d)(i), Section 1.1(d)(ii) and Section 1.1(h)(iii)(B), as applicable), equal to such Seller’s or Optionholder’s applicable Pro Rata Indemnity Escrow Portion of the Indemnity Escrow Number rounded up to the nearest whole share (such shares, the “Indemnity Escrow Shares”) and (B) as soon as reasonably practicable following the Closing, Acquiror shall issue or cause to be issued to the Escrow Agent the Indemnity Escrow Shares which shall be held in trust as an escrow fund to be governed by the terms set forth in this Agreement and the Escrow Agreement (the Acquiror Shares so issued, together with any dividends or other distributions with respect thereto, the “Indemnity Escrow Fund”), and, upon such deposit, Acquiror shall be deemed to have contributed to the Indemnity Escrow Fund, on behalf of each such Seller and Optionholder, such Seller’s and such Optionholder’s applicable portion of the Indemnity Escrow Shares. For purposes of clarity, the aggregate number of Indemnity Escrow Shares plus the Acquiror Shares issuable upon the full exercise of all Indemnity Escrow Substitute Options plus the number of Acquiror Shares issuable upon the settlement of all Indemnity Escrow Substitute RSUs shall be calculated to equal the Indemnity Escrow Number. The Indemnity Escrow Fund, the Indemnity Escrow Substitute Options and the Indemnity Escrow Substitute RSUs (collectively referred to as the “Indemnity Escrow Available Recourse”) shall be available to compensate the Indemnified Parties for any claims by such parties for any Losses suffered or incurred by them and for which they are entitled to recovery under this Agreement, including Article X, irrespective of any of Indemnifying Parties’ respective Pro Rata Portions, and shall be distributed in accordance with the terms and conditions of this Agreement, including Article X, and (with respect to the Indemnity Escrow Shares) the Escrow Agreement.

(ii) For purposes of this Agreement, the following terms shall have the following meanings: “True-Up Escrow Share Number” means (A) if, with respect to any share of Company Preferred Stock, the Per Share Preference Amount with respect to such share is greater than an amount equal to the product of (x) the Acquiror Share Closing Trading Price multiplied by (y) the portion of the Per Share Closing Stock Consideration actually payable in connection with the Closing pursuant to Section 1.1(d)(i) with respect to such share of Company Preferred Stock (calculating clause (y) after giving effect to, and not including, the portion of the Indemnity Escrow Shares held back and not paid with respect to such share of Company Preferred Stock at Closing) (such Company Preferred Stock described in the foregoing clause, the “Potential Preference Eligible Company Preferred Stock”), then the “True-Up Escrow Share Number” shall mean a number equal to the aggregate number of Indemnity Escrow Shares to be deposited into the Indemnity Escrow Fund pursuant to Section 2.3(e)(i) from the consideration otherwise payable with respect to such shares of Company Preferred Stock and (B) in all other cases, the “True-Up Escrow Share Number” shall mean zero (0). In connection with the Closing, if the True-Up Escrow Share Number is greater than zero (0), then (x) with respect to the Acquiror Shares otherwise payable to each Seller or Optionholder pursuant to Section 1.1(d)(i) or Section 1.1(h)(iii)(B), Acquiror shall hold back from such Acquiror Shares (and shall deposit into escrow as provided below) a number of Acquiror Shares equal to such Seller’s or Optionholder’s applicable Pro Rata Contribution Escrow Portion of the True-Up Escrow Share Number rounded up to the nearest whole share (such aggregated shares, the “True-Up Escrow Shares,” and together with the Indemnity Escrow Shares, the “Escrow Shares”) and (y) as soon as reasonably practicable

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following the Closing, Acquiror shall issue or cause to be issued to the Escrow Agent the True-Up Escrow Shares, which shall be held in trust as an escrow fund to be governed by the terms set forth in this Agreement and the Escrow Agreement (the Acquiror Shares so issued, together with any dividends or other distributions with respect thereto, the “True-Up Escrow Fund”), and, upon such deposit, Acquiror shall be deemed to have contributed to the True-Up Escrow Fund, on behalf of each such Seller and Optionholder, such Seller’s and such Optionholder’s applicable portion of the True-Up Escrow Shares. For purposes of clarity, the aggregate number of True-Up Escrow Shares plus the Acquiror Shares issuable upon the exercise of the True-Up Escrow Substitute Options plus the number of shares issuable upon the settlement of the True-Up Escrow Substitute RSUs shall be calculated to equal the True-Up Escrow Share Number. The True-Up Escrow Fund, the True-Up Escrow Substitute Options and the True-Up Escrow Substitute RSUs (collectively referred to as the “True-Up Escrow Available Recourse”) shall be available as provided in this Agreement, including pursuant to Section 8.11.

(iii) Computershare Trust Company, N.A. or another Person selected by Acquiror, shall serve as the escrow agent in connection with the transactions contemplated in this Agreement (the “Escrow Agent”). The Escrow Agent, in its capacity as transfer agent for Acquiror, shall hold the Escrow Shares as a book position in the name of Computershare Trust Company, N.A. as Escrow Agent and shall have all rights with respect to the Indemnity Escrow Shares and the True-Up Escrow Shares during the period of time in which the Indemnity Escrow Shares and the True-Up Escrow Shares have not been transferred or forfeited in accordance with the terms and conditions of this Agreement and the Escrow Agreement (including, without limitation, the right to vote the Indemnity Escrow Shares and the True-Up Escrow Shares and the right to receive on a current basis any cash dividends or other distributions made with respect to such shares), which rights shall be exercised in consultation with the Securityholder Representative, except the right of transfer of the Indemnity Escrow Shares or the True-Up Escrow Shares other than in accordance with the terms and conditions of this Agreement and the Escrow Agreement; provided, however, that the Escrow Agent will not own or have any interest in the Escrow Shares but is serving as escrow holder, having only possession thereof and agreeing to hold and distribute the Escrow Shares in accordance with the terms and conditions set forth herein and in the Escrow Agreement. Promptly following the date of this Agreement, the Company and the Acquiror shall use commercially reasonable efforts and acting reasonably to negotiate an escrow agreement in customary form for purposes of holding the Indemnity Escrow Shares and the True-Up Escrow Shares and shall enter into such agreement at or prior to the Closing. Notwithstanding anything to the contrary herein, to the extent an Indemnity Escrow Substitute RSU or True-Up Escrow Substitute RSU shall have satisfied the time-based vesting condition by its terms while forming a portion of the Indemnity Escrow Available Recourse, such Indemnity Escrow Substitute RSU or True-Up Escrow Substitute RSU shall form a portion of the Indemnity Escrow Available Recourse and shall vest and settle, if at all, subject to the times set forth in Section 10.5 of this Agreement. Notwithstanding anything to the contrary herein, the Indemnity Escrow Substitute Options and the True-Up Escrow Substitute RSUs shall be subject to the restrictions on exercise upon issuance, and shall only be exercisable, if at all, at the times, set forth in Section 10.5 of this Agreement.”

2.19	A new Section 3.2(g) is hereby added to the Agreement to read as follows:

“(g) Schedule 1.1(d)(ii)(C)b) sets forth with respect to each outstanding share of Company Preferred Stock the amount of the liquidation preference to which each such share of Company Preferred Stock is entitled pursuant to the Company Stockholders Agreements and the Company Charter Document and, to the extent the amount of the liquidation preference varies among shares of single class of Company Preferred Stock, a specification of such variations and the names of the holders of such shares.”

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2.20	Section 8.11(b)(v) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(v) For purposes of this Agreement, “Final Total Consideration Adjustment Amount” means the Total Consideration Adjustment Amount, as finally determined in accordance with this Section 8.11. The parties agree that:

(A) Closing Adjustment Shortfall. If (x) the Final Total Consideration Adjustment Amount is less than the Estimated Total Consideration Adjustment Amount set forth in the Company Closing Statement (the absolute value of the amount (if any) by which Final Total Consideration Adjustment Amount is less than the Estimated Total Consideration Adjustment Amount set forth in the Company Closing Statement, the “Closing Adjustment Shortfall,” and the amount of the Closing Adjustment Shortfall divided by the Acquiror Share Deemed Value, the “Closing Adjustment Shortfall Number”) and (y) the Closing Adjustment Shortfall exceeds the Collar Amount (as defined below), then Acquiror shall first recover the Closing Adjustment Shortfall from the Indemnity Escrow Equity then-remaining in the Indemnity Escrow Available Recourse, and second, if the Indemnity Escrow Available Recourse is insufficient to satisfy the entire amount of the Closing Adjustment Shortfall, then Acquiror may recover the balance of the Closing Adjustment Shortfall by seeking recourse to each Indemnifying Party in accordance with its, his, or her Pro Rata Indemnity Escrow Portion (provided that such recovery shall not extend to any series of Company Preferred Stock to the extent that such recovery would result in the holder of such Company Preferred Stock receiving less than its Per Share Preference Amount in the Purchase with respect to such Company Preferred Stock and, with respect to such excess, recovery instead shall then be made with respect to all other classes and series of Company Securities based on their Pro Rata Contribution Escrow Portions), in each case, subject to the terms and limitations of Article IX. Promptly after the final determination of the Final Total Consideration Adjustment Amount, Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent to release from the Indemnity Escrow Fund to Acquiror that number of Indemnity Escrow Shares, and Acquiror shall be entitled to cancel that number of Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs, equal to the Closing Adjustment Shortfall Number (based on each Indemnifying Party’s Pro Rata Indemnity Escrow Portion) contemplated by this Section 8.11(b)(v), rounded down to the nearest whole number of shares (with each Indemnity Escrow Share and Indemnity Escrow Substitute RSU being valued at the Acquiror Share Deemed Value and each Indemnity Escrow Substitute Option being valued at the Acquiror Share Deemed Value minus the aggregate amount of the exercise price of such Indemnity Escrow Substitute Option (with such exercise price converted into Euros using the Closing Euro Exchange Rate)). For clarity, any Indemnity Escrow Substitute RSU that has not satisfied the time-based vesting requirements under Section 1.1(h)(ii) as of the date of such release shall continue to remain subject to the time-based vesting requirements set forth therein.

(B) Closing Adjustment Surplus.

(1) If (x) the Final Total Consideration Adjustment Amount is greater than the Estimated Total Consideration Adjustment Amount set forth in the Company Closing Statement (the amount (if any) by which the Final Total Consideration Adjustment Amount is greater than the Estimated Total Consideration Adjustment Amount set forth in the Company Closing Statement, the “Closing Adjustment Surplus” and the amount of the Closing Adjustment Surplus divided by the Acquiror Share Deemed Value, the “Closing Adjustment Surplus Shares”) and (y) the Closing Adjustment Surplus exceeds the Collar Amount, then Acquiror shall issue as Acquiror Shares, Substitute Options or Substitute RSUs to the Indemnifying Parties in accordance with the allocation principles set forth in Section

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8.11(b)(v)(B)(2); provided, however, that (x) no Indemnifying Party shall be entitled to receive a Substitute Option or Substitute RSU pursuant to this Section 8.11(b)(v)(B) if such Indemnifying Party is not an employee of Acquiror, the Company or one of their Subsidiaries at the time such grant would otherwise be made and (y) for the avoidance of doubt, the aggregate number of Acquiror Shares issuable pursuant to this Section 8.11(b)(v)(B) (together with Acquiror Shares underlying Substitute Options and Substitute RSUs to be granted pursuant to this Section 8.11(b)(v)(B)) shall in no event exceed the Closing Adjustment Surplus Shares. With respect to each Substitute Option to be granted pursuant to this Section 8.11(b)(v)(B) to a holder of Vested Company Options as of immediately prior to the Closing, such Substitute Option (x) will be granted using a per share exercise price equal to $0.01 and (y) must be exercised by December 31 of the year in which such Substitute Option is granted.

(2) The Closing Adjustment Surplus Shares shall be allocated as follows: (x) the number of Closing Adjustment Surplus Shares contemplated to be issued pursuant to Section 8.11(b)(v)(F)c) shall be issued as provided in such Section and (y) if no Liquidation Preference Top-Up Shares are issuable in connection with the Closing with respect to any shares of Company Preferred Stock pursuant to Section 1.1(d)(ii), then the remaining Closing Adjustment Surplus Shares shall be issuable to the holders of Company Securities in accordance with their Pro Rata Portions and (z) if any Liquidation Preference Top-Up Shares are issuable in connection with the Closing with respect to any shares of Company Preferred Stock pursuant to Section 1.1(d)(ii), then, except as set forth in clause (x) of this sentence above, no portion of the remaining Closing Adjustment Surplus Shares (pursuant to Section 8.11(b)(v)(B)), if any, shall be issuable (or distributed) with respect to such share of Company Preferred Stock unless and until the aggregate number of Acquiror Shares that have been allocated for issuance with respect to one (1) share of Company Common Stock pursuant to Section 8.11(b)(v)(B) equals the sum of the number of Acquiror Shares issuable in connection with the Closing with respect to such share of Company Preferred Stock pursuant to Section 1.1(d)(ii) plus the number of Acquiror Shares issuable with respect to such share of Company Preferred Stock from the Liquidation Preference True-Up Surplus Share Number pursuant to Section 8.11(b)(v)(F)c), if any, and at such point, the remaining unallocated Closing Adjustment Surplus Shares (if any) shall be issuable to the holders of Company Securities in accordance with their Pro Rata Portions. Notwithstanding the foregoing (A) any Acquiror Shares allocated with respect to a Substitution-Eligible Vested Company Option or Unvested Company Option shall, instead of being issued in Acquiror Shares, be granted as Substitute Options or Substitute RSUs, respectively, on the same terms of the Substitute Options or Substitute RSUs issued in connection with the Closing with respect thereto, subject to the terms of Section 1.1(h) and this Section 8.11 and (B) the additional shares to be issued pursuant to this Section 8.11(b)(v)(B)(2), together with the Acquiror Shares issuable pursuant to Section 8.11(b)(v)(F)c), shall in no event exceed the Closing Adjustment Surplus Shares. An illustrative example of the foregoing is set forth on the Illustrative Purchase Price Allocation Schedule. Any fractional Closing Adjustment Surplus Shares resulting from the calculations contemplated by this Section 8.11(b)(v)(B) shall be rounded down to the nearest whole number of Acquiror Shares on a Securityholder-by-Securityholder basis.

2.21	A new Section 8.11(b)(v)(F) and Section 8.11(b)(v)(G) are hereby added to the Agreement to read as follows:

“(F) True-Up Escrow Distribution.

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a) If any Liquidation Preference Top-Up Shares are issuable in connection with the Closing pursuant to Section 1.1(d)(ii), promptly following the determination of the Final Total Consideration Adjustment Amount, the Securityholder Representative shall deliver to Acquiror an updated version of the Payment Spreadsheets (the “Updated Payment Spreadsheets”), which shall include (1) an updated statement of the Pro Rata Indemnity Escrow Portion of each Indemnifying Party, calculated as if the Consideration Components used in the calculation of the Final Total Consideration Adjustment Amount were used to determine the Pro Rata Indemnity Escrow Portions at the time of Closing (the “Pro Rata Updated Escrow Portions”), (2) based the Pro Rata Updated Escrow Portions, an updated allocation of the remaining Indemnity Escrow Available Recourse with respect to each Indemnifying Party, including, if applicable, after giving effect to the terms of Section 8.11(b)(v)(A) (the “Updated Indemnity Escrow Available Recourse”).

b) If following the determination of the Final Total Consideration Adjustment Amount there is a Closing Adjustment Shortfall and the Indemnity Escrow Available Recourse with respect to any share of Preference Eligible Company Preferred Stock (as determined in connection with the Closing and set forth in the Payment Spreadsheets) exceeds the Updated Indemnity Escrow Available Recourse with respect to such share of Preference Eligible Company Preferred Stock (as determined at such time and set forth in the Updated Payment Spreadsheets) (the number of Acquiror Shares equal to such excess, with respect to all shares of Preference Eligible Company Preferred Stock, rounded up to the nearest whole share, the “Liquidation Preference True-Up Shortfall Share Number”), then (1) Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent to transfer a number of True-Up Escrow Shares from the True-Up Escrow Fund to the Indemnity Escrow Fund (and Acquiror shall be entitled to cancel that number of True-Up Escrow Substitute Options and True-Up Escrow Substitute RSUs) equal in the aggregate to the Liquidation Preference True-Up Shortfall Share Number based on each Indemnifying Party’s Pro Rata Contribution Escrow Portion, and such True-Up Escrow Shares transferred to the Indemnity Escrow Fund shall be used for purposes of the distribution contemplated in the following clause (2) of this Section 8.11(b)(v)(F), and (2) Acquiror and the Securityholder Representative shall deliver joint written instructions to the Escrow Agent to distribute a number of Acquiror Shares equal to the Liquidation Preference True-Up Shortfall Share Number from the Indemnity Escrow Fund to the Sellers who received Liquidation Preference Top-Up Shares in connection with the Purchase, which shall be allocated pro rata among such Sellers based on the number of Liquidation Preference Top-Up Shares received in connection with the Purchase and as set forth in the Updated Payment Spreadsheets.

c) If following the determination of the Final Total Consideration Adjustment Amount there is a Closing Adjustment Surplus and the Indemnity Escrow Available Recourse with respect to any share of Preference Eligible Company Preferred Stock (as determined in connection with the Closing and set forth in the Payment Spreadsheets) exceeds the Updated Indemnity Escrow Available Recourse with respect to such share of Preference Eligible Company Preferred Stock (as determined at such time and set forth in the Updated Payment Spreadsheets) (the number of Acquiror Shares equal to such excess, with respect to all shares of Preference Eligible Company Preferred Stock, rounded up to the nearest whole share, the “Liquidation Preference True-Up Surplus Share Number”), then such Preference Eligible Company Preferred Stock shall be entitled to receive from the Closing Adjustment Surplus Shares a number of Acquiror Shares equal to the Liquidation Preference True-Up Surplus Share Number (but in no event shall such number exceed the Closing Adjustment Surplus Shares), which shall be allocated pro rata among such Sellers based on the number of Liquidation Preference Top-Up Shares received in connection with the Purchase and as set forth in the Updated Payment Spreadsheets.

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d) An illustrative example of the foregoing is set forth on the Illustrative Purchase Price Allocation Schedule.

(G) Required Adjustments. If, in circumstances other than those described in Section 8.11(v)(F), after giving effect to the payments contemplated by Section 8.11(v)(A), or Section 8.11(v)(B) and Section 8.11(v)(F) (collectively, the “True-Up Payments”), the consideration payable pursuant to Section 1.1(d)(ii) would have been different from the amount paid at Closing if the True-Up Payments were taken into account in calculating such consideration prior to Closing, then Acquiror and the Securityholder Representative shall make such adjustments to the allocation, distribution, transfer and cancellation of the amounts held in the True-Up Escrow Fund or that otherwise constitute a portion of the True-Up Escrow Available Recourse (and shall be entitled, upon the mutual written agreement of Acquiror and the Securityholder Representative, to adjust the allocation, distribution, transfer and cancellation of the amounts held in the Indemnity Escrow Fund or that otherwise constitute a portion of the Indemnity Escrow Available Recourse), in each case, as they may determine to be required in their respective reasonable discretion to ensure the applicable Sellers holding Company Preferred Stock receive the Liquidation Preference Top-Up Shares in full and the remainder of consideration is distributed or released, as applicable, from the True-Up Escrow Available Recourse and the Indemnity Escrow Available Recourse so that all holders of Company Securities receive an economic benefit therefrom that in each case is based on the distribution of proceeds set forth in the Company Stockholders Agreements and the Company Charter Document; provided, however, that nothing in this Section 8.11(b)(v)(G) shall require Acquiror to (a) issue any Acquiror Shares that it would not otherwise be required to issue pursuant to this Agreement or (b) agree to distribute, transfer or cancel any Acquiror Shares, Substitute Options or Substitute RSUs from the Indemnity Escrow Available Recourse that would reduce the size of the Indemnity Escrow Available Recourse below what is otherwise contemplated to be available (including the timing thereof) to Acquiror and the Indemnified Parties pursuant to this Agreement. Notwithstanding the other provisions of this Agreement, any right of the Indemnifying Parties to receive any portion of the True-Up Escrow Available Recourse or the Indemnity Escrow Available Recourse, shall be subject to (and shall be reduced by), as applicable, the adjustments to the allocation, distribution, transfer and cancellation thereof pursuant to this Section 8.11(v)(G).”

2.22	Section 10.4(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(d) Satisfaction of Claims. In the event of an Unobjected Claim or a Settlement Memorandum, with respect to claims pursuant to Section 10.2(a) or Section 10.2(b), Acquiror and the Securityholder Representative shall, subject to the limitations set forth in Section 10.3, as promptly as practicable thereafter, arrange for the cancellation or release, as applicable, of the applicable portion of the Indemnity Escrow Available Recourse (an “Indemnity Claim Release”). The Indemnity Escrow Available Recourse shall be released (i) in the case of Indemnity Escrow Substitute RSUs, by cancellation of the applicable portion thereof by Acquiror, (ii) in the case of Indemnity Escrow Substitute Options, by cancellation of the applicable portion thereof by Acquiror and (iii) in the case of Indemnity Escrow Shares, by release to Acquiror of the applicable number of Indemnity Escrow Shares from the Indemnity Escrow Fund. All distributions from the Indemnity Escrow Available Recourse shall be made based on each Indemnifying Party’s Pro Rata Indemnity Escrow Portion of Acquiror’s Losses. In the event of an Indemnity Claim Release, Acquiror and the Securityholder Representative shall deliver a joint written instruction to the Escrow Agent (a “Release Instruction”) to release a specified number of Indemnity Escrow Shares to Acquiror, which shall include the number of Indemnity Escrow Shares to be released from the Indemnity Escrow Fund and the number of Indemnity Escrow Substitute RSUs to be

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cancelled by Acquiror in connection with such Indemnity Claim Release. With respect to any Indemnifying Parties whose Indemnity Escrow Equity is subject to vesting, the Indemnity Escrow Shares, the Indemnity Escrow Substitute Options and the Indemnity Escrow Substitute RSUs to be released or cancelled, as applicable, shall be satisfied by (i) first, releasing Indemnity Escrow Shares in reverse chronological order of latest vesting, (ii) second, cancelling Indemnity Escrow Substitute RSUs in reverse chronological order of latest to satisfy time-based vesting requirements under Section 1.1(h)(ii), (iii) third, cancelling Indemnity Escrow Substitute Options and (iv) fourth, releasing Indemnity Escrow Shares which are not subject to vesting, and the Indemnity Escrow Shares, Indemnity Escrow Substitute RSUs and Indemnity Escrow Substitute Options to be so released or cancelled, as applicable, shall have an aggregate value (with each Indemnity Escrow Share and each Indemnity Escrow Substitute RSU being valued at the Acquiror Share Deemed Value and each Indemnity Escrow Substitute Option being valued at the Acquiror Share Deemed Value minus the amount of the exercise price of such Indemnity Escrow Substitute Option) equal to, in the aggregate, the amount of Acquiror Losses set forth in the Claim Notice with respect to an Unobjected Claim or in the Settlement Memorandum the release of which by the Escrow Agent or cancellation of which by Acquiror, as applicable. The release of Indemnity Escrow Shares to Acquiror and the cancellation by Acquiror of Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs as contemplated in this Section 10.4(d), shall satisfy the payment obligation to each Indemnified Party, and, if the value of the Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs then remaining in the Indemnity Escrow Available Recourse is insufficient to cover the full amount of Acquiror Losses set forth in the Claim Notice with respect to an Unobjected Claim or in the Settlement Memorandum, each Indemnifying Party shall, subject to the limitations set forth in this Article X, within thirty (30) days, pay in cash such Indemnifying Party’s Pro Rata Portion of such Acquiror Losses to Acquiror in excess of the aggregate amount remaining in the Indemnity Escrow Available Recourse in satisfaction of each Indemnified Party’s portion of the applicable Acquiror Losses. For clarity, any Indemnity Escrow Substitute RSU that has not satisfied the time-based vesting requirements under Section 1.1(h)(ii) as of the date of such release will continue to remain subject to the time-based vesting requirements set forth therein.”

2.23	Section 10.5 of the Agreement is hereby amended and restated in its entirety to read as follows:

“10.5 Distribution of the Indemnity Escrow Available Recourse.

(a) On or prior to the date that is three (3) Business Days after the Expiration Date, Acquiror and the Securityholder Representative shall cause to be released or removed, as applicable from the Indemnity Escrow Available Recourse that number of Indemnity Escrow Shares, Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs with respect to an Indemnifying Party (starting (i) first, with Indemnity Escrow Shares in reverse chronological order of latest vesting, (ii) second, with Indemnity Escrow Substitute RSUs in reverse chronological order of latest to satisfy time-based vesting requirements under Section 1.1(h)(ii), (iii) third, with Indemnity Escrow Substitute Options and (iv) fourth, with Indemnity Escrow Shares which are not subject to vesting, in each case,) having an aggregate value equal to (i) the aggregate amount then-remaining in the Indemnity Escrow Available Recourse less (ii) such aggregate amount of Indemnity Escrow Equity as is reasonably necessary (with each Indemnity Escrow Share and Indemnity Escrow Substitute RSU being valued at the Acquiror Share Deemed Value and each Indemnity Escrow Substitute Option being valued at the Acquiror Share Deemed Value minus the amount of the exercise price of such Indemnity Escrow Substitute Option) to satisfy any then-unsatisfied claims specified in a valid Claim Notice delivered in good faith to the Securityholder Representative on or prior to the Expiration Date (the amount to be released or

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removed, as applicable, the “Initial Indemnity Escrow Release Amount,” it being understood that, if the foregoing calculation of “Initial Indemnity Escrow Release Amount” results in a negative number, then “Initial Indemnity Escrow Release Amount” means zero (0)), and shall in respect of each of the Indemnifying Parties transfer to (in the case of Acquiror Shares), or cancel the escrow-related restrictions on exercise of (in the case of the Substitute Options) or cancel the escrow-related vesting terms of (in the case of Substitute RSUs) the Initial Indemnity Escrow Release Amount in accordance with his, her, or its Pro Rata Indemnity Escrow Portion. Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release from the Indemnity Escrow Fund the portion of the Initial Indemnity Escrow Release Amount comprised of Indemnity Escrow Shares. For clarity, any Indemnity Escrow Substitute RSU that has not satisfied the time-based vesting requirements under Section 1.1(h)(ii) as of the date of such release will continue to remain subject to the time-based vesting requirements set forth therein.

(b) Upon the resolution of all pending Indemnification Claims for which a portion of the Indemnity Escrow Available Recourse was withheld pursuant to Section 10.5(a) (including any amount retained in the Indemnity Escrow Fund), and after any distributions from the Indemnity Escrow Available Recourse to the Indemnified Parties (if any) in accordance with this Article X, Acquiror and the Securityholder Representative shall cause to be released (in the case of Acquiror Shares) or removed (in the case of the Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs) from the Indemnity Escrow Available Recourse all then remaining amounts in the Indemnity Escrow Fund and all remaining Indemnity Escrow Substitute Options and Indemnity Escrow Substitute RSUs (the “Final Indemnity Escrow Release Amount”), and shall in respect of each of the Indemnifying Parties cause Acquiror Shares to be transferred to or cause the escrow-related restrictions on exercise (in the case of the then remaining Indemnity Escrow Substitute Options) and the escrow-related vesting terms (in the case of the then remaining Indemnity Escrow Substitute RSUs) to be cancelled from the Final Indemnity Escrow Release Amount in accordance with his, her, or its Pro Rata Indemnity Escrow Portion. Acquiror and the Securityholder Representative shall deliver to the Escrow Agent a joint written instruction to release or remove, as applicable, from the Indemnity Escrow Fund the portion of the Final Indemnity Escrow Release Amount comprised of Indemnity Escrow Shares. Notwithstanding anything herein to the contrary, the aggregate number of Acquiror Shares to be transferred to any Indemnifying Party at any particular time in accordance with this Section 10.5 shall be rounded down to the nearest whole number of shares and, to the extent there are any Acquiror Shares remaining as a result of such rounding, such remaining shares shall be transferred to Acquiror to be held in treasury and the Indemnifying Parties shall have no right or interest in or to such treasury shares.”

2.24	Section 11.1(a) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(a) By virtue of execution and delivery of this Agreement and the approval of the Purchase by the Sellers, each of the Sellers shall be deemed to have agreed to appoint, and hereby does appoint, the Securityholder Representative, to act as its, his or her lawful and exclusive representative, agent, proxy, and attorney-in-fact (with full power of substitution) for all purposes in connection with this Agreement, Escrow Agreement and all matters involving the Exchange Agent and the payments to be disbursed therefrom, including with respect to the following on behalf of the Securityholders: (i) to give and receive notices and communications in respect of all Relevant Matters, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such

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Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (ii) to authorize or object to any claims hereunder, including those by any Indemnified Party; (iii) to agree to, negotiate, enter into settlements and compromises of, demand arbitration and comply with orders of courts and awards of arbitrators with respect to any Relevant Matter, including any claim for indemnification pursuant to this Agreement by any Indemnified Party hereunder against any Indemnifying Party or by any such Indemnifying Party against any Indemnified Party or any dispute between any Indemnified Party and any such Indemnifying Party, in each case under or relating to this Agreement or the transactions contemplated hereby; (iv) consent or agree to any amendment to this Agreement or the Escrow Agreement at any time; (v) grant any extension or waiver under or in connection with this Agreement; (vi) to take all actions and make all filings on behalf of such Securityholders with any Governmental Entity or other Person necessary to effect the consummation of the Purchase; and (vii) to take all other actions that are either (A) necessary or appropriate in the judgment of the Securityholder Representative for the accomplishment of the foregoing or in connection with this Agreement or the Escrow Agreement, or (B) specifically mandated, permitted, or contemplated by the terms of this Agreement, in each case of clauses (i) through (vii), inclusive, without having to seek or obtain the consent of any Person under any circumstance. The powers, immunities and rights to indemnification granted to the Securityholder Representative hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Indemnifying Party and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Indemnifying Party of the whole or any fraction of his, her or its interest in the Indemnity Escrow Fund. The Securityholder Representative may resign at any time upon 30 days’ prior written notice to Acquiror. In the event that the Securityholder Representative becomes unable or unwilling to continue in its capacity as Securityholder Representative or if the Securityholder Representative has resigned as Securityholder Representative, a new representative shall be appointed by written consent of the Sellers then holding two thirds (2/3) of all Pro Rata Portions prior to such resignation, with written notice to Acquiror. Subject to such duly appointed representative entering into an agreement pursuant to which such representative becomes a party to, and bound by, this Agreement as the Securityholder Representative hereunder and which agreement includes such representative’s contact information for notices to be delivered pursuant to Section 12.2 to such representative as the Securityholder Representative hereunder (the “Securityholder Representative Adherence Agreement”), such duly appointed representative shall be the Securityholder Representative hereunder and shall have all rights, authority and obligations appurtenant to, and shall be entitled to send and receive all notices hereunder as, the Securityholder Representative as if originally named in this Agreement and as if such contact information for notices to the Securityholder Representative were set forth in Section 12.2; provided, however, (x) Acquiror shall be an express third party beneficiary of the Securityholder Representative Adherence Agreement for purposes of enforcing the terms of this Agreement with respect to such representative as the Securityholder Representative; (y) without limiting sub-clause (x) of this proviso, Acquiror shall be entitled to be a party to the Securityholder Representative Adherence Agreement, provided that the Acquiror’s consent shall not be required for the appointment of such Securityholder Representative and the Acquiror shall have no right to delay or otherwise affect the terms of the Securityholder Representative Adherence Agreement other than pursuant to the immediately following sub-clause (z) and (z) (A) if such representative requests that the Securityholder Representative Adherence Agreement includes any alternations to the role of the Securityholder Representative under this Agreement, such changes shall be subject to the written consent of Acquiror, which shall not be unreasonably withheld, conditioned or delayed and (B) the Securityholder Representative Adherence Agreement shall not include any representations, warranties, covenants, waivers or other obligations of Acquiror or its Subsidiaries.”

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2.25	The definition of “Indemnifying Parties” in Annex A to the Agreement is hereby amended and restated in its entirety to read as follows:

““Indemnifying Parties” means each of the Sellers, the holders of Indemnity Escrow Substitute RSUs and the holders of Indemnity Escrow Substitute Options.”

2.26	The definition of “Pro Rata Portion” in Annex A to the Agreement is hereby amended and restated in its entirety to read as follows:

““Pro Rata Portion” means, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (a) the number of Company Securities held by such Indemnifying Party as of immediately prior to the Closing (which, in respect of each share of Company Preferred Stock, shall be calculated on an as converted to Company Common Stock basis in accordance with the terms of the Company Charter Document) divided by (b) the number of Company Securities held by all Indemnifying Parties as of immediately prior to the Closing (which, in respect of each share of Company Preferred Stock, shall be calculated on an as converted to Company Common Stock basis in accordance with the terms of the Company Charter Document). For purposes of clarity, the sum of the Pro Rata Portions shall at all times equal one-hundred percent.”

2.27	The following definitions are hereby added in the appropriate alphabetical order to Annex A of the Agreement:

““Company Preferred B Stock” means the Class B shares of the Company, as specified in the Company Charter Document.

“Company Preferred C Stock” means the Class C shares of the Company, as specified in the Company Charter Document.

“Company Preferred D Stock” means the Class D shares of the Company, as specified in the Company Charter Document.

“Company Preferred E Stock” means the Class E shares of the Company, as specified in the Company Charter Document.

“Company Preferred F Stock” means the Class F shares of the Company, as specified in the Company Charter Document.

“Company Preferred G Stock” means the Class G shares of the Company, as specified in the Company Charter Document.

“NYSE” means the New York Stock Exchange.

“Pro Rata Contribution Escrow Portion” means, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (a) the number of Company Securities (excluding, without duplication, shares of Preference Eligible Company Preferred Stock and shares of Potential Preference Eligible Company Preferred Stock) held by such Indemnifying Party as of immediately prior to the Closing (which, in respect of each share of Company Preferred Stock, shall be calculated on an as-converted to Company Common Stock basis in accordance with the terms of the Company Charter Document) divided by (b) the number of Company Securities (excluding, without duplication, shares of Preference Eligible Company Preferred Stock and shares of Potential Preference Eligible Company Preferred Stock) held by all Indemnifying Party as of immediately prior to the Closing (which, in respect of each share of Company Preferred Stock, shall be calculated on an as-converted to Company Common Stock basis in accordance with the terms of the Company Charter Document).

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“Pro Rata Indemnity Escrow Portion means, with respect to each Indemnifying Party, an amount (expressed as a percentage) equal to the quotient of (a) the sum of the aggregate number of Acquiror Shares issuable to such Indemnifying Party pursuant to Section 1.1(d)(i), Section 1.1(d)(ii) and Section 1.1(h)(iii)(B) plus the aggregate number of Acquiror Shares issuable to such Indemnifying Parties upon the full exercise of all Substitute Options and the full settlement of all Substitute RSUs issuable to such Indemnifying Party pursuant to Section 1.1(h) (in each case, prior to giving effect to the reduction of such amounts with respect to the Escrow Shares pursuant to Section 2.3(e)) divided by (b) the sum of the aggregate the number of Acquiror Shares issuable to all Indemnifying Parties pursuant to Section 1.1(d)(i), Section 1.1(d)(ii) and Section 1.1(h)(iii)(B) plus the aggregate number of Acquiror Shares issuable to all Indemnifying Parties upon the full exercise of all Substitute Options and Substitute RSUs issuable to such Indemnifying Party pursuant to Section 1.1(h) (in each case, prior to giving effect to the reduction of such amounts with respect to the Escrow Shares pursuant to Section 2.3(e)).”

2.28	Schedule 1.1(d)(ii)(A) and Schedule 1.1(d)(ii)(C)b) are hereby added to the Agreement to read as set forth in Schedule 1.1(d)(ii)(A) and Schedule 1.1(d)(ii)(C)b) to this Amendment, respectively.

2.29

Exhibit A-2 (Form of Lockup Agreement) and Exhibit A-3 (Form of Joinder Agreement) to the Agreement are hereby amended and restated in their entirety to read as set forth in the forms attached as Exhibit A and Exhibit B to this Amendment, respectively. References in the Agreement to the Lockup Agreement and the Joinder Agreement shall mean the form of Lockup Agreement and the form of Joinder Agreement in substantially the forms attached hereto.

2.30

In connection with entering into this Agreement, certain parties to the Stock Restriction Agreement are entering into letter agreements in order to make certain agreed-upon changes to the Stock Restriction Agreement, in each case, in connection with the matters contemplated by this Amendment. References in the Agreement to the Stock Restriction Agreement shall mean the Stock Restriction Agreements as amended pursuant to such letter agreements.

3.	REPRESENTATIONS AND WARRANTIES.

3.1

The Company represents and warrants to Acquiror that (i) it has the corporate power and authority to execute and deliver this Amendment, (ii) this Amendment has been duly and validly authorized by all necessary action on the part of the Company, including by the unanimous approval of the Company’s Board of Directors and the Managing Director (as defined in the Company Stockholders Agreements) and (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

3.2

The Acquiror represents and warrants to the Company that (i) it has the corporate power and authority to execute and deliver this Amendment, (ii) this Amendment has been duly and validly authorized by all necessary action on the part of Acquiror, including by the unanimous approval of Acquiror’s Board of Directors and (iii) this Amendment has been duly and validly executed and delivered and, assuming due authorization and execution by the other parties hereto, constitutes its legal, valid and binding obligation enforceable against it in accordance with its terms.

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4.	EFFECT OF AMENDMENTS; NO OTHER CHANGES

4.1

This Amendment shall form a part of the Agreement for all purposes, and each party hereto and thereto shall be bound hereby. Except as expressly set forth in this Amendment, the Agreement is otherwise unmodified and the Agreement and all of the terms and provisions of the Agreement (as amended by this Amendment) shall continue in full force and effect and are hereby ratified and confirmed by the Parties.

4.2

On and after the date of this Amendment, each reference in the Agreement to “this Agreement,” “the Agreement,” “hereunder,” “hereof,” “herein” or words of similar import, and each reference to the Agreement in the Related Agreements or any other agreements, documents, or instruments executed and delivered pursuant to, or in connection with, the Agreement will mean and be a reference to the Agreement as amended by this Amendment; provided, however, that any reference in the Agreement or any Related Agreement to the date of the Agreement, including references to the “Agreement Date” and “the date hereof” (when made in relation to the Agreement) shall continue to refer to November 9, 2021.

5.	MISCELLANEOUS

5.1

Managing Director Approval. By signing this Amendment, Mikko Kuusi hereby confirms and delivers the Managing Director Consent, and the Parties agree that the signature hereto by Mikko Kuusi shall be deemed to constitute a Managing Director Consent (as such term is defined in the Company Stockholders Agreements) in relation to the subject matter and the transactions contemplated in the Agreement (including as amended by this Amendment).

5.2

Entire Agreement. The Agreement (including any Annexes, Exhibits and Schedules thereto), as amended by this Amendment, the Company Disclosure Statement, the Seller Disclosure Statement, the Acquiror Disclosure Statement and the Related Agreements, and the documents and instruments and other agreements among the Parties referenced in the Agreement, constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof, and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof and thereof, and are not intended to confer upon any other person any rights or remedies hereunder. Notwithstanding the foregoing, no failure or delay by Acquiror or the Company in exercising any right under the Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right under the Agreement.

5.3

Governing Law. This Amendment shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

5.4

Other Provisions. The provisions of Sections 12.1, 12.2, 12.3, 12.5 to 12.12 and 12.14 of the Agreement shall apply to this Amendment and are deemed to be incorporated herein by reference in this Amendment as though they were more fully set forth herein, mutatis mutandis.

[Signature Page Follows]

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IN WITNESS WHEREOF, Acquiror, the Company and the Securityholder Representative have caused this Amendment to be executed as of the date first written above.

DOORDASH, INC.

By:	/s/ Keith Yandell
Name:	Keith Yandell
Title:	Chief Business Officer

[Signature Page to the Amendment to the Share Purchase Agreement]

IN WITNESS WHEREOF, Acquiror, the Company and the Securityholder Representative have caused this Amendment to be executed as of the date first written above.

WOLT ENTERPRISES OY

By:	/s/ Mikko Kuusi
Name:	Mikko Kuusi
Title:	Managing Director

[Signature Page to the Amendment to the Share Purchase Agreement]

IN WITNESS WHEREOF, Acquiror, the Company and the Securityholder Representative have caused this Amendment to be executed as of the date first written above.

SECURITYHOLDER REPRESENTATIVE

/s/ Mikko Kuusi

Mikko Kuusi

[Signature Page to the Amendment to the Share Purchase Agreement]

Exhibit 2.2

LOCK-UP AGREEMENT

This Lock-up Agreement (this “Agreement”) is dated as of the date first set forth on the Holder’s (as defined below) signature page hereto and is between DoorDash, Inc., a Delaware corporation (the “Acquiror”) and the stockholder of Wolt Enterprises Oy, a limited liability company organized and existing under the laws of Finland (the “Company”) signatory hereto (the “Holder”). Capitalized terms used but not defined herein shall have the meanings assigned to them in the Purchase Agreement (as defined below).

BACKGROUND:

WHEREAS, pursuant to that certain Share Purchase Agreement (as amended on April 9, 2022 and as may be amended from time to time pursuant to the terms thereof, the “Purchase Agreement”), by and among Acquiror, the Company, the representative of the Company Securityholders (which position has initially been held by Mikko Kuusi who may be replaced as the Securityholder Representative in accordance with the Purchase Agreement), and the other parties thereto, Acquiror will purchase 100% of the outstanding shares of Company Capital Stock from the Sellers upon the terms and subject to the conditions set forth in the Purchase Agreement;

WHEREAS, as an inducement to and condition to the Acquiror’s willingness to enter into the Purchase Agreement, the Acquiror has required that the Holder enter into this Agreement.

NOW, THEREFORE, the parties agree as follows:

ARTICLE I

INTRODUCTORY MATTERS

1.1 Defined Terms. In addition to the terms defined elsewhere herein, the following terms have the following meanings when used herein with initial capital letters:

“1.5% Holder” means a Lockup Stockholder that, as of immediately prior to the Closing, together with his, her or its Affiliates beneficially owns 1.5% or more of the outstanding shares of Company Capital Stock.

“Acquiror Shares” means shares of the Acquiror’s Class A Common Stock, par value $0.00001.

“Change of Control Transaction” means a bona fide third-party tender offer, merger, consolidation or other similar transaction that is approved by the Board of Directors of the Acquiror and made to all holders of the Acquiror’s capital stock the result of which is that any “person” (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of all issued and outstanding voting stock of the Acquiror or the surviving entity (if applicable).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Lock-up Acquiror Shares” means 75% of the Acquiror Shares issued to the Holder (including Holder’s Indemnity Escrow Shares) pursuant to the Purchase Agreement.

“Lock-up Period” means

(i)	for one-third of the Lock-up Acquiror Shares, the period beginning on the Closing Date and ending at 5:00 p.m. Pacific time on the fiftieth (50th) day following the Closing Date;

(ii)	for one-third of the Lock-up Acquiror Shares, the period beginning on the Closing Date and ending at 5:00 p.m. Pacific time on the one hundredth (100th) day following the Closing Date; and

(iii)

for one-third of the Lock-up Acquiror Shares including Holder’s Indemnity Escrow Shares, the period beginning on the Closing Date and ending at 5:00 p.m. Pacific time on the one hundred and fiftieth (150th) day following the Closing Date.

For the avoidance of doubt, the Lock-up Period will terminate as to all Acquiror Shares at 5:00 p.m. Pacific time on the one-hundred and fiftieth (150th) day following the Closing Date.

“Transfer” means to (i) offer, sell, contract to sell, pledge, grant any option to purchase, lend or otherwise dispose of any Acquiror Shares, or any options or warrants to purchase any Acquiror Shares, or any securities convertible into, exchangeable for or that represent the right to receive Acquiror Shares (such options, warrants or other securities, collectively, “Derivative Instruments”), including without limitation any such shares or Derivative Instruments now owned or hereafter acquired, owned directly or indirectly by the Holder (including holding as a custodian) or with respect to which the Holder has beneficial ownership within the rules and regulations of the SEC, (ii) engage in any hedging or other transaction or arrangement (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap or any other derivative transaction or instrument, however described or defined) which is designed to or which reasonably could be expected to lead to or result in a sale, loan, pledge or other disposition (whether by the Holder or someone other than the Holder), or transfer of any of the economic consequences of ownership, in whole or in part, directly or indirectly, of Acquiror Shares or Derivative Instruments, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of Acquiror Shares or other securities, in cash or otherwise (any such sale, loan, pledge, or other disposition or transfer of economic consequences as described in clause (ii) above, “Prohibited Activity”), or (iii) otherwise publicly announce any intention to engage in or cause any action or activity described in clause (i) above or any Prohibited Activity described in clause (ii) above.

1.2 Certain Interpretations. When a reference is made in this Agreement to an Exhibit, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. When a reference is made in this Agreement to an Article or a Section, such reference shall be to an Article or a Section of this Agreement unless otherwise indicated. The words “hereof,” “herein,” “hereby” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “party” shall be deemed to refer to any signatory to this Agreement, as applicable. The word “or” is used in the inclusive sense of “and/or.” The terms “or,” “any” and “either” are not exclusive. When used herein, the phrase “to the extent” shall be deemed to be followed by the words “but only to the extent.” The word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute, rule or regulation shall be deemed to refer to such statute, rule or regulation as amended or supplemented from time to time, including through the promulgation of applicable rules or regulations. References to any Person include the successors and permitted assignees of that Person. References from or through any date mean, unless otherwise specified, from but not including or to but not including, respectively. References to one gender include all genders. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

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ARTICLE II

LOCK-UP

2.1 Lock-up.

(a) Subject to the exclusions in Section 2.1(c), the Holder agrees not to Transfer any Lock-up Acquiror Shares until the end of the applicable Lock-up Period.

(b) The Holder represents and warrants that it is not and will not, and has not caused or directed any of its direct or indirect affiliates to be or become, party to any agreement or arrangement that provides for, is designed to, or which reasonably could be expected to lead to or result in any Prohibited Activity in respect of Lock-up Acquiror Shares during the Lock-up Period.

(c) Notwithstanding the provisions in Section 2.1(a) and Section 2.1(b), the Holder may do the following:

(i) Transfer any Lock-up Acquiror Shares pursuant to a Change of Control Transaction, provided that in the event that such Change of Control Transaction is not completed, the Lock-up Acquiror Shares shall remain subject to the provisions of this Agreement;

(ii) Transfer the Lock-up Acquiror Shares to an Affiliate;

(iii) provided the Holder is a corporation, partnership, limited liability company, trust or other business entity, Transfer the Lock-up Acquiror Shares (i) directly or indirectly, to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 promulgated under the Securities Act of 1933, as amended) of the Holder, or to any investment fund or other entity controlling, controlled by, managing or managed by, advising or advised by, or under common control, management or advisement with the Holder or affiliates of the Holder (including, for the avoidance of doubt, where the Holder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership), or (ii) as part of a Transfer without consideration by the Holder to its direct or indirect members or stockholders or any affiliate of the Holder, or its current partners (general or limited), members, beneficiaries or other equity holders, or to the estates of any such stockholders, partners, beneficiaries or other equity holders; or

(iv) enter into a written plan meeting the requirements of Rule 10b5-1 under the Exchange Act after the Closing Date relating to the Transfer, if then permitted by the Acquiror, provided that the securities subject to such plan may not be Transferred until after the expiration of the Lock-up Period and no public announcement or filing under the Exchange Act shall be required or shall be voluntarily made by any person regarding the establishment of such plan during the Lock-up Period;

provided, that (x) in the case of clauses (ii) and (iii) above, it shall be a condition to the Transfer that (A) the Affiliate, transferee or distributee, as the case may be, enters into an agreement with Acquiror pursuant to which it agrees in writing to be bound by the restrictions set forth herein, and there shall be no further Transfer of such Acquiror Shares except in accordance with this Lock-Up Agreement, (B) such Transfer shall not involve a disposition for value, and (C) no filing under Section 16 of the Exchange Act, or other public filing, report or announcement reporting a reduction in beneficial ownership of Acquiror Shares shall be required or shall be voluntarily made during the Lock-Up Period (other than any required Form 5 filing) and (y) for the avoidance of doubt, Holder shall not Transfer any Escrow Shares until such time that such shares have been released from escrow and issued to the Holder pursuant to the terms of the Share Purchase Agreement and the Escrow Agreement.

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(d) The Holder also agrees and consents to the entry of stop transfer instructions with the Acquiror’s transfer agent and registrar against the Transfer of the Lock-up Acquiror Shares except in compliance with the foregoing restrictions. By default, the Acquiror will use reasonable best efforts to instruct the transfer agent and registrar to remove stop transfer instructions using a “first in, first out” methodology if less than all of the Lock-up Acquiror Shares are to be released.

(e) In the event that a release is granted to a Lockup Stockholder (other than Holder) that is an officer or director of the Company or a 1.5% Holder (each a “Triggering Person”) under such Triggering Person’s respective Lockup Agreement relating to the lock-up restrictions set forth therein (a “Triggering Release”), the same percentage of Holder’s Lock-up Acquiror Shares as the percentage of the Lock-up Acquiror Shares being released under such Triggering Person’s Lockup Agreement represent with respect to the total number of Lock-up Acquiror Shares held by such Triggering Person shall be immediately and fully released on the same terms from lock-up restrictions set forth herein. Notwithstanding the foregoing, no waiver, termination, release or other consent will constitute a Triggering Release if the aggregate number of shares of Lock-Up Acquiror Shares released as to any Lockup Stockholder and his, her or its Affiliates (whether in one or multiple releases) has a value not greater than $5,000,000 (measured based on the closing price of Acquiror Shares on the trading day prior to the waiver or release as reported on the New York Stock Exchange).

ARTICLE III

GENERAL PROVISIONS

3.1 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial messenger or courier service, or mailed by registered or certified mail (return receipt requested) or sent via email to the parties at the following addresses:

If to the Acquiror, to:

DoorDash, Inc.

303 2nd Street, South Tower, 8th Floor

San Francisco, CA 94107

Attention: Tia Sherringham

Email: tia@doordash.com

with a copy (not constituting notice) to:

Wilson Sonsini Goodrich & Rosati

650 Page Mill Road

Palo Alto, California 94304

Attention: Rezwan Pavri

        Robert Ishii

        Brian Keyes

Email: rpavri@wsgr.com

  rishii@wsgr.com

  bkeyes@wsgr.com

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All such notices and other communications shall be deemed to have been duly given or sent (a) one (1) Business Day following the date mailed if sent by overnight commercial messenger or courier service or five (5) Business Days following the date mailed if sent by other mail service, (b) on the date on which delivered personally or (c) the date on which sent by email transmission, as the case may be, and addressed as aforesaid.

3.2 Amendment; Waiver.

(a) This Agreement may be amended by the execution and delivery of an instrument in writing signed by the Acquiror and the Holder. Notwithstanding the foregoing, the Acquiror may, in its sole discretion, waive or release any term of this Agreement as to the benefit of the Holder by the execution and delivery of an instrument in writing signed by the Acquiror; provided that such waiver or release is in accordance with Section 2.1(e) hereof.

(b) Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party and shall not constitute or give rise to an extension or waiver of any rights or obligations hereunder except to the extent specifically provided in such writing (it being understood that all such other non-waived rights and obligations are expressly reserved).

3.3 Further Assurances. The parties hereto will sign such further documents, cause such meetings to be held, resolutions passed, exercise their votes and do and perform and cause to be done such further acts and things necessary, proper or advisable in order to give full effect to this Agreement and every provision hereof.

3.4 Assignment. Except as provided in Section 2.1(c), this Agreement shall not be assigned by the Holder by operation of law or otherwise without the written consent of the Acquiror. The Acquiror may assign this Agreement and any or all of its rights and interests hereunder to one or more of its Affiliates or designate one or more of its Affiliates to perform its obligations hereunder, in each case, so long as the Acquiror is not relieved of any liability or obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any purported assignment in violation of this Section 3.4 shall be void and of no effect.

3.5 Third Parties. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein are not intended to confer upon any other person any rights or remedies hereunder.

3.6 Governing Law. This Agreement, and all claims, causes of action (whether in contract, tort or statute) or other matter that may result from, arise out of, be in connection with or relating to this Agreement, or the negotiation, administration, performance, or enforcement of this Agreement, including any claim or cause of action resulting from, arising out of, in connection with, or relating to any representation or warranty made in or in connection with this Agreement (collectively, the “Relevant Matters”), shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any choice or conflict of laws provision, rule, or principle (whether of the State of Delaware or any other jurisdiction) that would result in the application of the laws of any other jurisdiction.

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3.7 Exclusive Jurisdiction. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware in connection with any Relevant Matter (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each party agrees not to commence any legal proceedings with respect to a Relevant Matter except in such Court of Chancery (or, only if the Court of Chancery of the State of Delaware declines to accept jurisdiction over a particular matter, in any federal court within the State of Delaware). By execution and delivery of this Agreement, each of the Acquiror and the Holder irrevocably and unconditionally submits to the exclusive jurisdiction of such courts and to the appellate courts therefrom solely for the purposes of disputes in connection with any Relevant Matter and not as a general submission to such jurisdiction or with respect to any other dispute, matter or claim whatsoever. The parties hereto irrevocably consent to the service of process out of any of the aforementioned courts in any such action or proceeding by the delivery of copies thereof by overnight courier to the address for such party to which notices are deliverable hereunder. Any such service of process shall be effective upon delivery. Nothing herein shall affect the right to serve process in any other manner permitted by Law. The parties hereto hereby waive any right to stay or dismiss any action or proceeding in connection with any Relevant Matter brought before the foregoing courts on the basis of (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason or that it or any of its property is immune from the above-described legal process, (b) that such action or proceeding is brought in an inconvenient forum, that venue for the action or proceeding is improper or that this Agreement may not be enforced in or by such courts, or (c) any other defense that would hinder or delay the levy, execution or collection of any amount to which any party hereto is entitled pursuant to any final judgment of any court having jurisdiction.

3.8 Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN RESPECT OF ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE AND INCLUDING ANY SUCH ACTION, PROCEEDING OR COUNTERCLAIM INVOLVING ANY DEBT FINANCING SOURCE RELATED PARTY) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OTHER RELEVANT MATTER. EACH OF THE PARTIES HERETO ACKNOWLEDGES THAT THIS SECTION 3.8 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE OTHER PARTIES HERETO ARE RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND ANY OTHER AGREEMENTS RELATING HERETO OR CONTEMPLATED HEREBY. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR COPY OF THIS SECTION 3.8 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH OTHER PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

3.9 Specific Performance. The parties to this Agreement agree that, in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Agreement, (a) each party shall be entitled, without any proof of actual damages (and in addition to any other remedy that may be available to it), to a decree or order of specific performance or mandamus to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach, and (b) no party hereto shall be required to provide or post any bond or other security or collateral in connection with any such decree, order or injunction or in connection with any related action or legal proceeding. Any and all remedies expressly conferred herein upon a party hereto shall be deemed to be cumulative with, and not exclusive of, any other remedy conferred hereby, or by law or in equity upon such party, and the exercise by a party hereto of any one remedy will not preclude the exercise of any other remedy. Notwithstanding anything to the contrary contained in this Agreement, none of the provisions set forth in this Agreement shall be deemed a waiver by any party to this Agreement of any right or remedy which such party may have at law or in equity based on any other Person’s fraud, nor will any such provisions limit, or be deemed to limit (x) the amounts of recovery sought or awarded in any such claim for fraud, (y) the time period during which a claim for fraud may be brought or (z) the recourse which any such party may seek against another Person with respect to a claim for fraud.

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3.10 Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties hereto with respect to the subject matter of this Agreement and supersede all prior agreements and understandings both written and oral, among the parties with respect to the subject matter of this Agreement. Notwithstanding the foregoing, no failure or delay by the Acquiror or the Holder in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

3.11 Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

3.12 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

3.13 Effectiveness. This Agreement shall be valid and enforceable as of the date of this Agreement and may not be revoked by any party hereto.

3.14 Termination. If the Purchase Agreement is terminated pursuant to the terms of Article IX thereof without the Closing having been consummated, then this Agreement will automatically terminate and have no further force or effect at such time; provided, however that the provisions of Section 1.2 and this Article III shall survive the termination of this Agreement.

[Remainder of Page Intentionally Left Blank]

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year set forth on the Holder’s signature page below.

DOORDASH, INC.

By:
Name:
Title:

[Signature Page to the Lock-Up Agreement]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year set forth below.

HOLDER:

Holder Name:____________________________________________________________________________________________

Signature:_______________________________________________________________________________________________
(Signature(s) of Holder(s))

Name:__________________________________________________________________________________________________
(Please Print)

Title:___________________________________________________________________________________________________

Date:__________________________________________________________________________________________________

ADDITIONAL SIGNERS (IF APPLICABLE)

Sign Here:______________________________________________________________________________________________
(Signature(s) of Holder(s))

Name:_________________________________________________________________________________________________
(Please Print)

Title:__________________________________________________________________________________________________

Date:__________________________________________________________________________________________________

ADDITIONAL SIGNERS (IF APPLICABLE)

Sign Here:______________________________________________________________________________________________
(Signature(s) of Holder(s))

Name:_________________________________________________________________________________________________
(Please Print)

Title:__________________________________________________________________________________________________

Date:__________________________________________________________________________________________________

[Signature Page to the Lock-Up Agreement]

Exhibit 2.3

Confidential

JOINDER AGREEMENT TO

SHARE PURCHASE AGREEMENT

This Joinder Agreement (this “Joinder”) is dated as of, and effective upon, the date first set forth on the Holder’s (as defined below) signature page hereto and is entered into by and among DoorDash, Inc., a Delaware corporation (“Acquiror”), Wolt Enterprises Oy (business identity code 2646674-9), a limited liability company organized and existing under the laws of Finland (the “Company”), the representative of the Securityholders (the “Securityholder Representative”), which position has initially been held by Mikko Kuusi who may be replaced as the Securityholder Representative in accordance with the Share Purchase Agreement (as defined below), and the undersigned holder (“Holder”) of shares of capital stock of the Company or shares of common stock of the Company issued or issuable pursuant to a Pending Exercise.

Reference is made to the Share Purchase Agreement, dated November 9, 2021 (as amended on April 9, 2022 and as may be amended from time to time pursuant to the terms thereof, the “Share Purchase Agreement”), by and among Acquiror, the Company, the Securityholder Representative and the other parties thereto. Capitalized terms used in this Joinder and not otherwise defined herein have the meanings ascribed to such terms in the Share Purchase Agreement. Holder acknowledges and agrees that it has received, has had a reasonable opportunity to review and has reviewed, a copy of the Share Purchase Agreement.

Pursuant to and effective upon the execution of this Joinder, Holder is hereby added as a party to the Share Purchase Agreement as a “Seller” thereunder in the same manner and capacity as if Holder was an original party to the Share Purchase Agreement. In furtherance of the foregoing, Holder hereby (a) represents, warrants and makes, as of the date hereof and as of the Closing, all of the representations and warranties of a Seller set forth in the Share Purchase Agreement and (b) becomes a party to the Share Purchase Agreement as a Seller and agrees that Holder is, and shall be, bound by all covenants, obligations and agreements applicable to a Seller set forth in the Share Purchase Agreement (including, without limitation, the provisions of the Share Purchase Agreement with respect to the sale and cancellation of Holder’s Equity Interests in the Company, the calculation and allocation of the consideration payable to each Seller with respect to such sale and any adjustments thereto, the indemnification obligations of the Indemnifying Parties and the appointment of the Securityholder Representative), in each case expressly subject to the terms and conditions set forth in the Share Purchase Agreement, as if Holder was an original party thereto.

By executing this Joinder, Holder hereby acknowledges, accepts and consents to (a) Mikko Kuusi’s resignation as the Securityholder Representative and (b) the appointment of Shareholder Representative Services LLC, a Colorado limited liability company (together with any successor thereto, “SRS”) as the Securityholder Representative under the Share Purchase Agreement, which consents in the foregoing clauses (a) and (b) shall be effective immediately upon the last to occur of Mikko Kuusi’s resignation as Securityholder Representative and the requisite approval of Sellers holding the necessary Pro Rata Portions as required by Section 11.1(a) of the Share Purchase Agreement, provided that such appointment complies with Section 11.1 of the Share Purchase Agreement (the time of such approval, the “Replacement Effective Time”). By executing and delivering this Joinder, Holder shall be deemed to have executed and delivered the Share Purchase Agreement for all intents and purposes as if Holder were an original signatory thereto. Holder hereby agrees to be bound by the indemnification and exculpation provisions in favor of the Securityholder Representative in Section 11.1(b) of the Share Purchase Agreement. Holder hereby agrees that, effective as of the Replacement Effective Time, Shareholder Representative Services LLC is a third-party beneficiary of this Joinder entitled to enforce the terms hereof.

Holder represents and warrants to Acquiror, as of the date hereof, that Annex A attached hereto lists all of Holder’s Equity Interests in the Company. Notwithstanding anything in this Joinder or the Share Purchase Agreement to the contrary, it is hereby agreed and acknowledged that Holder, to the extent it, he or she would become a party to the Share Purchase Agreement solely as a result of the Drag-Along Exercise (unless Holder is, for the avoidance of doubt, a Supporting Stockholder), shall not be considered to have made any representation or warranty in the Share Purchase Agreement, or be bound by any restrictive covenant, obligation or agreement set forth in the Share Purchase Agreement, to the extent that making any such representation or warranty or being bound by any such restrictive covenant, obligation or agreement would cause any of the Drag Conditions (as defined in each of the Company Stockholder Agreements) not to be satisfied with respect to Holder and the Purchase.

Holder acknowledges and agrees that, upon execution of this Joinder, Acquiror, the Company and the Securityholder Representative shall be entitled to enforce, and seek remedies under, the Share Purchase Agreement against Holder in its capacity as a Seller on the terms and subject to the conditions set forth in the Share Purchase Agreement. Sections 12.10, 12.11, and 12.12 of the Share Purchase Agreement are hereby incorporated by reference and, subject to the terms hereof, shall apply as if fully set forth herein mutatis mutandis. Acquiror, the Company, the Securityholder Representative and Holder agree that the Share Purchase Agreement shall remain in full force and effect in accordance with its terms (unless the Share Purchase Agreement is terminated in accordance with the termination provisions of Article IX, in which such event this Joinder shall be void and of no further force and effect, subject to Section 9.2 of the Share Purchase Agreement).

Further to the above, the Holder hereby waives and undertakes not to exercise any pre-emptive rights, redemption rights or rights of first refusal under (i) the Amended and Restated Minority Shareholders’ Agreement dated December 30, 2020 relating to the Company (the “Minority SHA”), (ii) the Amended and Restated Shareholders’ Agreement dated December, 30 2020 relating to the Company (the “Majority SHA” and, together with the Minority SHA, the “SHAs”), as applicable and (iii) the articles of association of the Company (the “Articles”), in each case, arising in connection with the Purchase or any other transactions contemplated by the Share Purchase Agreement or otherwise (whether such rights are held as of the date of this Joinder or in the future), except for a redemption of shares of Company Capital Stock (A) pursuant to Section 13.2 of the Minority SHA, or (B) subject to the consent of Acquiror, in connection with any attempted redemption relating to the Purchase; provided, however, that the waivers and undertakings in the foregoing paragraph shall become void and have no effect if the Share Purchase Agreement is terminated at any time prior to Closing in accordance with the provisions of Article IX thereof.

Without limiting the foregoing, the Holder (a) waives and undertakes not to use its right to exercise or use any Company Options for subscription of Company Capital Stock under the SHAs or any Terms and Conditions of Stock Options of the Company (or other documentation governing the terms of the Company

Options held by the Holder) (the “Option Terms”); provided, that the waiver and undertaking in this clause (a) shall not prevent the Holder from exercising or using any Company Options for subscription of Company Capital Stock with respect to which the Holder has, prior to the date hereof, delivered to the Company a notice setting out the exact number of Company Options the Holder is willing to exercise and use for subscription of Company Capital Stock prior to Closing (b) waives any rights of a Called Shareholder (as defined in the SHAs) under the Drag-Along Provisions (including without limitation any rights to receive any Drag Along Notice (as defined in the SHAs)), (c) waives its rights to receive notices regarding the right to exercise or use the Company Options under the Option Terms and/or the SHAs and any Tag Along Notice (as defined in the SHAs) and (d) authorizes the Securityholder Representative to receive any and all notices under the Option Terms and/or the SHAs on the Holder’s behalf; provided, however, that in the case of each of the foregoing clauses (a) through (d), the above waivers, undertakings and authorizations shall (i) become void and have no effect if the Share Purchase Agreement is terminated in accordance with the provisions of Article IX thereof at any time prior to Closing and (ii) not be deemed to have been given by a Holder which becomes a Seller under the Share Purchase Agreement solely as a result of the Drag-Along Exercise.

This Joinder may be executed in one or more counterparts, each of which will be deemed an original, but all of which together will constitute one and the same agreement. Copies of signed signature pages delivered by electronic transmission in .PDF format or by facsimile will be deemed to be binding originals.

If this Joinder is signed by PDF, electronic signature or otherwise (regardless of whether such signature meets the requirements for qualified electronic signature under Regulation No. 910/2014 of the European Parliament and of the Council of 23 July 2014 on electronic identification and trust services for electronic transactions in the internal market, the requirements under the Swiss Statute of Electronic Signatures of 18 March 2016 (Bundesgesetz über die elektronische Signatur) (as amended) or other or similar electronic signature requirements), the Holder hereby unconditionally agrees and confirms that such signing (including signing via DocuSign platform or a similar or equivalent method) of this Joinder shall constitute due execution and delivery of this Joinder (and shall constitute the Holder’s due execution and delivery of the Share Purchase Agreement), and that any such .PDF, electronic signature or other non-handwritten signature shall have the equivalent legal effect of a handwritten signature.

The parties hereto agree that in the event of any breach or threatened breach by the other party or parties hereto of any covenant, obligation or other agreement set forth in this Joinder (or the Share Purchase Agreement), each party shall be entitled to seek a decree or order of specific performance to enforce the observance and performance of such covenant, obligation or other agreement and an injunction preventing or restraining such breach or threatened breach. For the purposes of obtaining the rights under this paragraph (in addition to the rights Acquiror may have under applicable law, the Share Purchase Agreement, the Equity Transfer Agreement or any other Related Agreement), Acquiror shall be entitled to commence and pursue proceedings in any court with jurisdiction over Holder or Holder’s assets. In the event that any provision of this Joinder or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Joinder will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Joinder with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(Signature Pages Follow)

IN WITNESS WHEREOF, the undersigned has executed and delivered this Joinder as of the date set forth on the Holder’s signature page below.

ACQUIROR

DOORDASH, INC.

By:
Name:
Title:

COMPANY

WOLT ENTERPRISES OY

By:
Name:
Title:

SECURITYHOLDER REPRESENTATIVE

MIKKO KUUSI

By:
Name:
Title:

[Signature Page to the Joinder Agreement]

IN WITNESS WHEREOF, the undersigned has executed and delivered this Joinder as of the date set forth below.

HOLDER: Holder full name:______________________________________________________________________________

Signature:____________________________________________________________________________________
(Signature of Holder)

Name:_______________________________________________________________________________________
(Please Print)

Title:________________________________________________________________________________________

Address:_____________________________________________________________________________________

ID number or personal identification code (if relevant):__________________________________________________________________________________

Date:_______________________________________________________________________________________

ADDITIONAL SIGNERS (IF APPLICABLE):

Sign Here:___________________________________________________________________________________
(Signature of Holder)

Name:______________________________________________________________________________________
(Please Print)

Title:_______________________________________________________________________________________

Date:_______________________________________________________________________________________

ADDITIONAL SIGNERS (IF APPLICABLE)

Sign Here:___________________________________________________________________________________
(Signature of Holder)

Name:______________________________________________________________________________________
(Please Print)

Title:_______________________________________________________________________________________

Date:_______________________________________________________________________________________

[Signature Page to the Joinder Agreement]

Annex A

Equity Interest	Quantity